Exhibit 99.1

2004 ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 23, 2005

Health Care is Our Business ™

THIS ANNUAL INFORMATION FORM

In this Annual Information Form, unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

This Annual Information Form contains information that will help inform the reader about Extendicare. This document includes a description of: the Company’s operations; its competitive strengths and strategies; the long-term care industry; the regulatory environment; and the risk factors that affect the Company.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 23, 2005 unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Documents Incorporated by Reference

The following documents are incorporated by reference in this Extendicare Inc. 2004 Annual Information Form:

•	the Management Information and Proxy Circular of Extendicare Inc. dated March 4, 2005;

•	the Management’s Discussion and Analysis, found on pages 8 through 45 of the 2004 Annual Report of Extendicare Inc. dated February 21, 2005; and

•	the Consolidated Financial Statements and Auditors’ Report to the Shareholders of Extendicare Inc., found on pages 47 through 85 of the 2004 Annual Report of Extendicare Inc.

Cautionary Notice Regarding Forward-looking Statements

Information provided by the Company from time to time, including this Annual Information Form and the documents incorporated herein by reference, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or a similar expression.

Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

Extendicare 2004 Annual Information Form

CORPORATE STRUCTURE

Incorporation

Extendicare Inc. commenced operations in 1968 and continued under the Canada Business Corporations Act by Articles of Continuance, which were amended to change the capital structure and the name of the Company. The registered and principal office of Extendicare Inc. is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.

Inter-corporate Relationships

Extendicare Inc. operates in two different geographic areas through wholly owned subsidiaries. In the United States it operates through Extendicare Health Services, Inc. and its subsidiaries (EHSI) and in Canada it operates through Extendicare (Canada) Inc. and its subsidiaries (ECI).

Subsidiaries

The following is a list of the material direct and indirect subsidiaries of Extendicare Inc.:

	Jurisdiction	Percentage of Voting Securities
	of	Owned Directly or Indirectly
Name	Incorporation	by Extendicare

Extendicare (Canada) Inc.	Canada	100
159524 Canada Inc. (1)	Canada	100
New Orchard Lodge Limited	Canada	100
Extendicare Health Services, Inc.	Delaware	100
Extendicare Health Facilities Holdings, Inc.	Delaware	100
Extendicare of Indiana, Inc.	Delaware	100
Extendicare Homes, Inc.	Delaware	100
Northern Health Facilities, Inc.	Delaware	100
Fir Lane Terrace Convalescent Center, Inc.	Washington	100
Arbors at Toledo, Inc.	Ohio	100
Assisted Living Concepts, Inc.	Nevada	100
Laurier Indemnity Company, Ltd.	Bermuda	100
Laurier Indemnity Company	Wisconsin	100

(1)	Extendicare Inc., through 159524 Canada Inc., owns a 34.8% common equity interest in Crown Life Insurance Company.

Extendicare 2004 Annual Information Form

GENERAL DEVELOPMENT OF BUSINESS

Overview

Going back to 2000, Extendicare faced many challenges, the three most important being:

•	significant resident care liability costs from its Florida and Texas nursing home operations;

•	high debt levels; and,

•	an inadequate reimbursement system in the United States.

In response to these challenges, Extendicare developed, articulated and executed a three-pronged strategy over the next few years to return the Company’s operations to profitability as follows:

(1)	Extendicare recognized early on the risks associated with operating in Florida and Texas, and articulated and successfully executed a strategy to exit these litigious nursing home markets by the end of 2000 and 2001, respectively.

(2)	As a result of Extendicare’s ability to divest itself of these and other underperforming assets, the Company was able to repay a significant portion of its debt ahead of schedule. EHSI completed two successful debt issues in 2002 and 2004 and expanded its credit line. EHSI reduced its long-term debt by US$93.4 million over the past three years, most of which occurred in 2004, while at the same time achieved a lower weighted average cost of borrowing.

(3)	Finally, as U.S. government funding changes started to impact long-term care companies in 1999 and in contrast to many who tried to cut costs in an effort to regain profitability, Extendicare made a strategic decision to focus on sales, defined as census or occupancy in its nursing homes. This enabled the Company to return its core nursing home business in the U.S. to profitability, within the confines of the new Medicare Prospective Payment System, or PPS. This was an inherently positive strategy, as it focused on driving growth and profitability through increased sales, not through cutting costs. As a result, Medicare census levels have risen steadily since 2000, reaching a same-facility average of 16.6% for 2004. In growing Medicare census, the Company also achieved overall occupancy growth. Going back to 2000, the average occupancy of EHSI’s nursing homes was 87.5%, which was in line with the industry average. By the year 2004, EHSI increased occupancy to 91.8%.

Through this difficult period for Extendicare’s U.S. operations, the Company’s Canadian operations continued their steady, profitable performance, thereby reducing the risk to shareholders of depending upon the operations of any one market. Since 2001, ECI has constructed 16 new facilities in Ontario as part of the Province’s new build program.

In 2004 Extendicare was able to significantly strengthen its balance sheet by collecting its notes receivable related to its disposed Florida operations with Greystone Tribeca Acquisition, L.L.C. (Greystone) and Tandem Health Care, Inc. (Tandem). In addition, the Company was able to reach settlements regarding substantially all of its pre-PPS Medicare receivables.

By the end of 2004, Extendicare had developed a very strong financial base and increased financial flexibility, which enabled it to execute its first major acquisition in seven years. On January 31, 2005, EHSI acquired Assisted Living Concepts, Inc. (ALC) of Dallas, Texas, adding 177 assisted living facilities to its operations.

This acquisition solidifies the Company’s position as a leading provider in the assisted living segment of senior care. Nursing homes will remain the core of Extendicare’s long-term care business, but since assisted living is predominantly composed of private-pay customers and offers higher margins than nursing homes, the Company believes it is prudent to diversify into assisted living.

Extendicare 2004 Annual Information Form

Three Year History

The following outlines the significant developments in the Company’s U.S. and Canadian operations for the past three years.

U.S. Operations

Medicare Funding Changes

Changes in Medicare funding levels typically occur on October 1st to coincide with the federal government’s fiscal year. Prior to October 1, 2002, the incremental Medicare relief packages received from the Balanced Budget Refinement Act (BBRA) and the Benefits Improvement and Protection Act (BIPA) provided a total of US$2.7 billion in temporary Medicare funding enhancements to the long-term care industry. These funding enhancements fell into two categories: the first was defined as “Legislative Add-ons”; the second category was defined as “RUGs Refinements”, which provided temporary funding for 15 Resource Utilization Groupings III (RUGs) categories identified as having high intensity, non-therapy ancillary services.

The Legislative Add-ons expired on September 30, 2002, (referred to as the “Medicare Cliff”) resulting in a reduction of Medicare funding for skilled nursing facility operators, including EHSI. The loss of this funding was partially offset by a 2.6% inflationary increase, or market basket increase, in Medicare rates received by long-term care providers beginning on October 1, 2002. The combined impact of these changes resulted in a net decline in EHSI’s average daily rate for Medicare patients of US$23.64, based on the Medicare case mix and patient days for the 12-months ended September 30, 2003. This resulted in lower revenue for EHSI of $24.5 million (US$16.7 million) during the 12-months ended September 30, 2003. Despite this funding reduction, EHSI reported higher revenue from Medicare sources for the year ended December 31, 2004 than in 2003 as a result of management’s efforts to focus on sales, particularly Medicare residents.

Effective October 1, 2003, the Centers for Medicare and Medicaid Services, or CMS, increased Medicare rates by 6.26% reflecting an “Administrative Fix” to correct past years under-funded rate increases and an annual market basket increase. However, this revenue improvement was tempered by higher labour and other operating costs to improve direct care and services for residents. CMS published a notice to skilled nursing facility operators that the Administrative Fix funding would be required to be spent on direct care and related expenses.

With respect to the RUGs Refinements, CMS announced in July 2004 that the RUGs Refinements would extend only until October 1, 2005. In the meantime CMS is engaged in conducting a study to determine a more appropriate level of funding. The U.S. President’s Proposed Budget released in February 2005, provides for the discontinuance of the RUGs Refinements effective October 1, 2005. This budget is subject to legislative review and passage by the U.S. Congress. EHSI estimates elimination of the RUGs Refinements would reduce funding by $26.2 million (US$20.1 million), based on the Medicare case mix and patient days for the year ended December 31, 2004. A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. The President’s Proposed Budget, which is subject to legislative review, provides for the implementation of the plan over a three-year period commencing on October 1, 2005. Under current law, skilled nursing facilities are reimbursed 100% for bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to 70% by October 1, 2007. Should this occur, EHSI estimates that the negative impact to pre-tax earnings would reach $4.6 million (US$3.8 million) in 2008.

State Plan Amendments That Affect Medicaid Funding

Several states in which EHSI operates have submitted plan amendments and waivers to CMS as a means to increase the level of federal funding for the states’ Medicaid programs. Such plans seek to provide nursing facilities with revenue rate increases to offset new or increased provider taxes to be paid by nursing home operators.

In July 2004 the State of Kentucky received approval for its amendment and waiver, effective July 1, 2004. The Kentucky plan increased EHSI’s earnings before income taxes by approximately $3.0 million (US$2.3 million) for the six months ended December 31, 2004.

Extendicare 2004 Annual Information Form

In January 2005 the State of Pennsylvania received approval from CMS for its amendment and waiver. The Pennsylvania plan covers a four-year period from July 1, 2003 to June 30, 2007, and the rates for the first two fiscal years have been provided. For the State’s fiscal year ending June 30, 2004, EHSI estimates that it would record in its fiscal 2005 year an increase to earnings before income taxes of $3.1 million (US$2.6 million). The rates proposed for the State’s second fiscal year ending June 30, 2005, are lower and are still subject to budgetary approval and certain other actions. EHSI estimates that the increase to earnings before income taxes will be $1.2 million (US$1.0 million), of which half will apply to the six months ended December 31, 2004.

The State of Indiana has submitted its provider tax plan pertaining to the fiscal year commencing July 1, 2003, which is awaiting review and approval by CMS. Approval of the plan as submitted could result in an increase to earnings before income taxes of $5.5 million (US$4.6 million) in 2005 pertaining to the 18-month period ended December 31, 2004.

U.S. Issuance and Retirement of Long-term Debt

In June 2002 EHSI completed a private placement of US$150.0 million of 9.5% Senior Notes due July 1, 2010 (the “2010 Senior Notes”), which were issued at a discount of 0.25% of par to yield 9.54%. A portion of the proceeds from this issue were used to retire debt under EHSI’s previous credit facility of US$124.5 million and other debt of US$6.4 million.

In April 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price to yield of 7.23%. In addition, EHSI increased its credit facility from US$105.0 million to US$155.0 million (the “Credit Facility”). The net proceeds of the offering were used, together with cash on hand and new borrowing capacity, to retire EHSI’s outstanding US$200.0 million 9.35% Senior Subordinated Notes due in 2007 (the “2007 Notes”). EHSI also terminated its related interest rate swap and cap arrangements, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million, which is the aggregate amount of its two public debt issues.

Dispositions

In 2004 EHSI concluded the divestiture agreement with Greystone for 15 Florida facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale as a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. The finalization in 2004 resulted in additional sale proceeds of $13.6 million (US$10.0 million) from Greystone. In August 2004 EHSI disposed of its Arkansas operations, consisting of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus, for gross proceeds of $8.0 million (US$6.1 million). In 2002 Tandem exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $45.0 million (US$28.6 million).

Provision for Impairment of Long-lived Assets

In March 2004 EHSI concluded the evaluation of two nursing facilities that operate adjacent to one another in Indiana, both of which require capital renovations. After the evaluation management decided, subject to State approval, to consolidate the two operations into one renovated facility, which will accommodate all residents from both facilities. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets of $2.1 million (US$1.6 million).

During the fourth quarter of 2004, the Company recorded a pre-tax asset impairment provision of $8.4 million (US$6.8 million) on its 336-bed nursing facility in Chippewa Falls, Wisconsin, whose operations had been transferred to a third party earlier in the year under a lease arrangement.

Acquisitions

EHSI has acquired 13 skilled nursing facilities over the past three years to the end of 2004, eight of which EHSI had already been operating under lease arrangements, and the other five added capacity for 420 residents.

Extendicare 2004 Annual Information Form

On January 31, 2005, EHSI finalized the acquisition of ALC for approximately US$285.0 million, including the assumption of approximately US$141.0 million of ALC’s long-term debt. ALC has a portfolio of 177 assisted living facilities, which comprise 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where Extendicare already operates. The portfolio is relatively new having been constructed through the mid-to-late 1990’s. ALC’s operations generated US$176.0 million in revenue for the year ended December 31, 2004.

The Company financed the acquisition by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare’s Canadian operations.

Construction

EHSI is in the midst of a two-phase construction program, which began in 2003, and is geared predominately towards the assisted living market. Phase I consists of seven projects to expand four assisted living facilities (88 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Four of the projects were completed in 2004 and the remaining three are due to open in 2005. Phase II represents eight new developments to add 334 assisted living units during 2005 and 2006. Since 2003, the Company has spent $25.5 million (US$19.4 million) on these projects, and estimates a further $39.2 million (US$32.6 million) will be required to complete them.

Looking ahead, Phase III of EHSI’s construction program will focus on the opportunities that the newly acquired ALC properties offer. Management will identify facilities where market demand is high and where land is available for construction of additional units.

EHSI Tax Recovery

The 2004 results included a tax benefit of $39.0 million (US$31.9 million) related to the 1999 sale of EHSI’s former subsidiary, Arbor Health Care Company, primarily as a result of the issuance of additional guidance by the U.S. Internal Revenue Service (IRS).

Foreign Currency Translation

Given that Extendicare’s U.S. operations account for over 70% of the Company’s revenue, the increase in value of the Canadian dollar over the past three years has had a significant negative impact on the Company’s consolidated results.

In consolidating the revenues and expenses of its U.S. operations, the Company used an average exchange rate of: 1.3015 for 2004, 1.4015 for 2003, and 1.5704 in 2002. For the year ended 2004, the change in the average exchange rate from 2003 negatively impacted revenue by $95.7 million and net earnings by $9.4 million. For the year ended 2003, the change in the average exchange rate from 2002 negatively impacted revenue by $148.3 million and net earnings by $3.4 million.

The December 31 closing exchange rates used to translate the U.S. assets and liabilities were: 1.2020 for 2004; 1.2965 for 2003; and 1.5776 for 2002. The stronger Canadian dollar at the end of 2004 resulted in a decline in assets of $71.1 million and a decline in liabilities of $51.3 million, with the difference reflected as a net change in the foreign currency translation adjustment account. The impact of the stronger Canadian dollar at the end of 2003 in comparison to 2002 resulted in a $246.5 million decline in assets and a $191.4 million decline in liabilities.

Self-insured General and Professional Liabilities

The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in 2004, 2003 and 2002 for potential general and professional liability claims were $13.8 million, $13.0 million and $14.7 million, respectively. Payments for self-insured liabilities in the past three years were $24.5 million, $31.5 million and $50.7 million, respectively. Payments made for resident care liability claims have been in excess of the provision levels because the Company is still settling claims related to its discontinued Florida and Texas operations, for which provisions were previously recorded. Claims related to these discontinued operations are winding down, and management anticipates that all claims associated with them will be settled by the end of 2006. Exclusive of claims pertaining to these disposed operations, the growth of resident care liability claims has increased, but within management’s projections. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management’s estimates, could have a material effect on the future carrying value of the self-insured liabilities.

Extendicare 2004 Annual Information Form

Canadian Operations

Ontario Occupancy

Ontario is ECI’s largest market and is where the long-term care industry has experienced occupancy pressure as a result of 20,000 new long-term care beds opening in the Province during the past four years. The last 10,000 of these beds were substantially completed and opened in 2004. Prior to 2004, ECI’s occupancy level had always averaged in excess of 98%. However, ECI’s average occupancy on a same-facility basis declined to 97.4% in 2004 compared to 98.0% in 2003, and 98.3% in 2002. For 2004 ECI had four facilities in Ontario that averaged below the 97% threshold required to receive full funding, which reduced funding by $0.8 million. Occupancy in Ontario remains an area of concern for the long-term care industry. However, going into 2005, ECI had only one facility operating below the threshold, which is substantially better than the average for the industry.

Ontario Property Tax Funding

The influx of 20,000 new long-term care beds in Ontario has put a strain on the government’s allocated pool of funds to assist providers in paying for property tax. As a result, the government reduced funding to long-term care providers for property taxes from the historical rate of 90% to 80% effective with the 2004 calendar year. This reduction lowered ECI’s funding for 2004 by $0.8 million. Property tax funding levels are anticipated to remain at 80% for 2005.

Ontario Long-term Care Funding

In May 2004, as part of its 2004 Budget, the Ontario government announced plans to invest additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget calls for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes. The new funding began on October 1, 2004, and the government indicated that a further increase would occur on April 1, 2005. Most of the additional funding will be used to pay for enhanced resident care through the nursing and personal care envelope (nursing envelope) and the program and support services envelope (program envelope), and therefore will not contribute significantly to earnings going forward.

In addition to the annual inflationary increases, in each of 2002 and 2003, the Government of Ontario provided long-term care funding increases of $100.0 million to enhance the delivery of nursing and personal care services in the Province. These represented increases in the range of 4% to 6%, a level not seen since 1997. Effective August 1, 2002, Ontario long-term care providers received a funding increase of $6.33 per resident day, assuming a case mix index (CMI) of 100. Beginning July 1, 2003, the funding increase was $4.80 per resident day. These increases resulted in additional annual revenue, based on residents served at these dates, of approximately $10.0 million and $8.5 million, respectively. The 2002 additional funding was directed towards the nursing envelope and therefore did not contribute to earnings. Approximately two-thirds of the 2003 funding improvement was specified for the nursing and program envelopes. The remainder could positively impact earnings to the extent it is not offset by additional nursing home operating costs, whether due to added programs, quality measures, staffing changes, wage rate increases or increased costs due to inflation.

Alberta Long-term Care Funding

In June 2003 the Government of Alberta announced an increase in long-term care accommodation funding of $58.0 million a year, effective August 1, 2003, to improve the living environment for residents. With the exception of a January 2002 increase in accommodation rates to offset inflation, long-term care accommodation rates in Alberta had not changed since 1994. The 2003 improvements in accommodation fees ranged from $11 to $16 per resident day and represented an average increase of approximately 10% in long-term care funding. This represented additional annual funding for ECI of approximately $5.0 million, which could positively impact earnings to the extent it is not offset by additional operating costs to enhance resident care.

Extendicare 2004 Annual Information Form

Construction

In March 2004 ECI opened the last of its 11 new Ontario nursing homes from awards the Government of Ontario initiated in 1998. Four of the new facilities opened during 2001, two in 2002, four in 2003, and the final one in 2004. The 11 new nursing homes have capacity for 1,487 residents, of which 154 beds were transferred from existing ECI nursing homes, and 76 are assisted living units.

Financing for nine of ECI’s new nursing homes was obtained from BCP Long-term Care Facilities Inc. (BCP) under 25-year capital lease arrangements, which totalled $133.2 million at the end of 2004. During the term of the leases ECI will operate the facilities and will own them at the end of the lease term.

The Ontario government is funding a portion of the construction costs over a 20-year period, of which ECI will receive approximately $101.0 million. At December 31, 2004, the Company had a receivable balance of $55.3 million recorded for its 11 new nursing homes, discounted at rates ranging from 5.3% to 6.5%.

Also, as a result of the Ontario government’s new build program, ECI formed partnerships with the public sector to develop five new facilities, combined with management contracts lasting for up to 30 years.

Dispositions

In Canada the Company has disposed of four homes since 2002 due either to poor performance or market conditions. These transactions generated gross proceeds of $27.8 million, a portion of which was used to retire mortgages of $11.6 million associated with the homes.

ParaMed Home Health Care

As a result of continuing unfavourable business conditions, management approved a plan in November 2002 to leave the British Columbia home health care market by winding down its ParaMed Home Health Care (ParaMed) B.C. business by the end of March 2003. In 2002 ParaMed’s B.C. operations represented 17.7% of its revenue and 13.8% of its hours of service provided. ParaMed currently operates in Alberta and Ontario, with Ontario being its largest market representing 95.4% of its revenue earned in 2004.

During the latter half of 2002, the Ontario Community Care Access Centres (CCACs) began restricting the number of home care hours to all providers in response to budget constraints, which contributed directly to the decline in ParaMed’s total hours of service provided in 2002, excluding the ceased B.C. operations, to 4.68 million from 6.00 million in 2001. The situation eased somewhat in 2003, as ParaMed’s volumes improved over 2002 to 4.87 million. However, during the latter part of 2003, further pressures from the CCACs in addition to lost business under a revised Request for Proposal (RFP) process contributed to further reduced volume. As a result, ParaMed’s total hours of service softened to 4.59 million in 2004. Despite this lower volume in 2004, ParaMed’s revenue rates improved and costs remained under control, resulting in a slight improvement in earnings for 2004.

In October 2004, as a result of complaints from home health care providers, the Ontario Ministry of Health and Long-term Care (MOHLTC) put a hold on any new RFPs and initiated a review of the RFP process, which is scheduled for completion in April 2005.

The Ontario 2004 Budget calls for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s CCACs in the latter half of 2004, targeted towards acute home care, end-of-life care, and chronic home care services. To date there is no evidence that the CCACs have passed these funds onto the care providers to increase the number of home care visits in the Province. ParaMed and other providers are seeking more information regarding the deployment of these funds.

Extendicare 2004 Annual Information Form

Corporate Developments

Equity Investment in Crown Life Insurance Company

Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life). In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement called for the settlement of the balance of Crown Life’s insurance business at any time after January 1, 2004. Great-West Lifeco Inc. (Great-West Life) acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life. Extendicare anticipates final settlement with Canada Life before the end of 2006.

At December 31, 2004, the Company’s carrying value of its investment in Crown Life was $68.5 million compared to $139.3 million at December 31, 2003 and $121.5 million at December 31, 2002, representing Extendicare’s share of Crown Life’s book value at the end of each period, respectively. During 2004 the Company received cash dividends of $82.4 million. There were no dividends received in 2003. Cash dividends of $22.0 million and $22.6 million were received during 2002 and 2001, respectively.

Normal Course Issuer Bid

The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 8.1 million Multiple Voting and Subordinate Voting shares at a cost of $39.8 million, or an average cost of $4.89 per share. Management and the Board of Directors continue to believe the common shares of the Company offer exceptional value. The normal course issuer bid was renewed in November 2004 to provide the Company with the flexibility to acquire its shares from time to time as the Company considers it advisable as part of its strategy to improve shareholder value. The Company’s current normal course issuer bid expires on November 28, 2005, and allows for the repurchase of up to 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1.

The following table shows the purchases of shares over the past three years.

	Multiple Voting		Average
	and Subordinate		Cost per
Year	Voting Shares	Total Cost	Share

2002	1,685,200	$8,076,000	$4.79
2003	1,540,700	$7,667,000	$4.98
2004	463,800	$6,744,000	$14.54

Initiation of Common Share Dividends

On February 22, 2005, the Company’s Board of Directors declared the first quarterly dividend on its common shares since 1991. The Board declared a dividend of $0.05 payable on May 16, 2005, on its Subordinate Voting Shares and $0.025 on its Multiple Voting Shares. Based on the number of common shares currently outstanding, this translates to an annual dividend payout of $12.5 million. Future declarations of dividends are at the discretion of the Board of Directors.

Extendicare 2004 Annual Information Form

DESCRIPTION OF THE BUSINESS

Company Profile

Extendicare Inc. is a major provider of long-term care and related services in North America and through its subsidiaries, operates 440 nursing and assisted living facilities in the United States and Canada, with capacity for over 34,400 residents. The Company employs 38,000 people in 19 states and four provinces in North America. Extendicare is divided into two operating groups, EHSI and its subsidiaries in the United States and ECI and its subsidiaries in Canada. The Company self-insures its general and professional liability risks through its 100% owned subsidiaries, Laurier Indemnity Company, Ltd., which is domiciled in Bermuda, and Laurier Indemnity Company, which is domiciled in the United States.

EHSI offers medical specialty services such as subacute care and rehabilitative therapy services through Progressive Step Rehabilitation Services (ProStep). Extendicare also offers information technology services to smaller long-term care providers through Virtual Care Provider, Inc. (VCPI), thereby reducing their in-house technology costs. Home health care services are provided in Canada through ParaMed. Extendicare also offers management and consulting services and group purchasing of supplies to third parties.

The nursing home industry is heavily regulated and is subject to the scrutiny of federal and state/provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and to respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.

The financial controls of Extendicare are centralized in Milwaukee, Wisconsin for the United States and Markham, Ontario for Canada. Within each country, supervision is provided through regional offices. Centralized accounting systems record each nursing centre’s results. Costs are evaluated on a per patient day basis, along with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.

Operations

United States

Organizational Structure

The U.S operations are organized into a number of direct and indirect wholly owned subsidiaries primarily for legal and tax purposes but EHSI manages its operations as a single unit. Operating policies and procedures are substantially the same in each subsidiary. Several of EHSI’s subsidiaries own and operate a significant number of its total portfolio of facilities. EHSI’s nursing home operations represent the largest portion of its business, comprising approximately 93% of its revenue.

Various functions of EHSI are centralized in its corporate office, and its operations are directed through five regional offices located in close proximity to its facilities. The regional office staff are responsible for overseeing all operational aspects of EHSI’s facilities, including resident care, rehabilitative services, recruitment and personnel matters, compliance with state regulatory requirements, marketing and sales activities, internal controls, accounting support, and participation in state associations. Corporate office staff members are responsible for the development and implementation of corporate-wide policies pertaining to: resident care; employee hiring; training and retention; marketing initiatives and strategies; accounting and finance functions, including billing and collection, accounts payable, payroll, general finance and accounting, tax planning and compliance; and providing overall strategic direction.

Extendicare 2004 Annual Information Form

A summary of each of EHSI’s business operations follows.

Nursing Care

EHSI provides a broad range of long-term nursing care, including skilled nursing services, subacute care and rehabilitative therapy services assisting patients who are recovering from acute illness or injury. EHSI also provides nursing care and therapy services to persons who do not require the more extensive and specialized services of a hospital. The Company’s nursing homes employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified health care aides who provide care as prescribed by each resident’s attending physician. All nursing homes provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry.

Assisted Living and Retirement Centres

Assisted living care encompasses a broad spectrum of senior living services and care options, which include independent living, assisted living and different levels of skilled nursing care. EHSI offers independent living and assisted living services in its assisted living facilities. Independent living is designed to meet the needs of seniors who choose to live in an environment surrounded by their peers, where they may receive such services as housekeeping, meals and activities, but are not reliant on assistance with daily living activities such as bathing, eating and dressing. Assisted living meets the needs of seniors seeking accommodation with supportive care and services or who require rehabilitative services. In its assisted living facilities, EHSI provides residential accommodations, activities, meals, security, housekeeping, and assistance in the activities of daily living to seniors who require some support, but not the level of nursing care provided in a nursing facility. An assisted living facility enhances the value of an existing nursing facility in cases where the two facilities operate in close proximity to one another. This allows EHSI to better serve the communities in which it operates by providing a broader continuum of services. Most of EHSI’s assisted living facilities are within close proximity to its nursing facilities. Additionally, EHSI’s retirement centres provide activities, security, transportation, special amenities, comfortable apartments, housekeeping services and meals.

Management and Selected Consulting Services

EHSI uses its long-term care operating expertise to provide third parties with either full management services through Partners Health Group, LLC, or selected consulting services through Fiscal Services Group, LLC, two wholly owned subsidiaries of EHSI. Contracts are structured on a fee-for-service basis and generally have terms ranging from one to five years. Such services are available because EHSI employs experienced professionals who have expertise in both the operational and administrative aspects of the long-term care industry. On a regional level, EHSI provides consultants in the areas of nursing, dietary, laundry and housekeeping to long-term care operators under a consulting or full management services basis. Similarly, through its head office support group, EHSI can provide professionals to assist other operators in the areas of cost reimbursement and accounting services.

In addition, VCPI provides information technology services on a fee-for-service basis to third parties, in conjunction with EHSI’s management and consulting services.

Group Purchasing

Extendicare Health Network, Inc., an EHSI wholly owned subsidiary, provides purchasing services to third-party nursing facilities in numerous states as well as to EHSI’s owned and managed facilities. The purchasing group offers substantial cost reductions for its members through contractual volume-based arrangements made with a variety of industry suppliers for food, supplies and capital equipment. At December 31, 2004, EHSI’s group purchasing operations provided services for 4,899 facilities in 48 states.

Rehabilitative Therapy – Outpatient and Inpatient Services

EHSI operates rehabilitative therapy clinics through three wholly owned subsidiaries, ProStep, Health Poconos, Inc. and Adult Services Unlimited, Inc. As of December 31, 2004, EHSI operated 21 clinics: eleven in Pennsylvania, one in Ohio, two in Texas and seven in Wisconsin. These clinics provide physical, occupational and speech-language therapy services to outpatients. In addition, the Pennsylvania clinics provide respiratory, psychological and social services.

Extendicare 2004 Annual Information Form

EHSI provides rehabilitative therapy services on an inpatient and outpatient basis. These programs provide patient-centred, outcome-oriented subacute and rehabilitative care. At the majority of its facilities, EHSI employs physical, occupational and speech-language therapists.

Canada

Extendicare’s Canadian health care operations are conducted through ECI and its subsidiaries. ECI is the second largest private-sector operator of nursing facilities and a major private-sector provider of home health care services in Canada. ECI operates its nursing and retirement centres in Ontario and three of the Western Provinces, manages an Ontario hospital chronic care unit and provides a wide range of related services to the residents of these facilities. ECI’s home health care operations are located in Ontario and Alberta.

Nursing and Assisted Living and Retirement Care Services

ECI’s nursing centres are designed for individuals who cannot be cared for at home or in another setting, due to frailty or other physical limitations. In addition to providing accommodation and meals, residents receive assistance with activities of daily living and continuing care. Programs and services are also offered for those with behavioural needs. At December 31, 2004, ECI operated for itself 54 nursing centres providing care to 7,234 residents in four provinces.

Assisted living care in private accommodation, provides staff to support activities of daily living, such as personal care, meals, reminders to take medication, and housekeeping. ECI operates for itself two 38-unit assisted living wings attached to nursing centres.

Retirement centres typically provide suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are usually active and live independently. ECI manages one stand-alone retirement centre and manages several units that are attached to nursing homes for a total of 417 units.

Management and Consulting

ECI manages long-term care centres and a hospital chronic care unit for not-for-profit boards and private organizations seeking to improve their management practices, levels of care and operating efficiencies. Most of these contracts include management, accounting and purchasing services, staff training, reimbursement assistance, and where applicable, the implementation of ECI’s policies and procedures.

As a skilled manager and operator of long-term care facilities for third parties, at December 31, 2004, ECI’s managed portfolio consisted of 24 facilities and 3,663 beds, an increase of 75 beds from December 31, 2003. This portfolio comprises one publicly owned hospital unit (120 beds), one municipally owned home for the aged (160 beds), and five nursing facilities owned by hospitals (764 beds). ECI also manages 16 nursing centres (2,202 beds), and one retirement centre (417 units), which are privately owned (including 10 nursing facilities and 315 retirement units attached to nursing homes for a receiver as part of a bankruptcy action). ECI believes there will be more opportunities to provide facility management and consulting services to the public and private sectors.

Home Health Care Services

ECI is a major provider of home health care in Canada through ParaMed, providing almost 4.6 million hours of care and support services during 2004 to clients of all ages through its 25 branches located in Ontario and Alberta. Ontario is ParaMed’s largest market, representing more than 95% of its revenue in 2004. ParaMed’s professional and para-professional staffs are skilled in providing complex nursing care, occupational, physical and speech therapy, and home support. The operations of ParaMed are accredited by the Canadian Council of Health Services Accreditation.

ParaMed operates under the competitive RFP bidding process in Ontario, which was implemented in 1997 for all government-funded service volumes and redesigned for 2004. Providers are currently required to re-bid their contracts every three years. ParaMed expects to remain competitive in bidding for future contracts while maintaining the quality of its service, despite pricing pressures from awarding agencies. In order to maintain its quality of care, ParaMed is focusing on additional staff training and professional development and continues with its Outcome Based Care program, which was introduced in early 2003 and involves establishing goals at the outset of each patient’s care and monitoring progress throughout treatment.

Extendicare 2004 Annual Information Form

In shaping the delivery of health care to Canadians, both the federal and provincial governments have stated that home health care is an area that requires expansion. Once additional funds are allocated to this segment of the Canadian health care system, the Company expects ParaMed to become a larger participant in this sector.

Group Purchasing Services

Through its LTC Group Purchasing division (LTC), ECI offers cost-effective purchasing contracts for food, capital equipment, furnishings, cleaning and nursing supplies, and office products. LTC rotates its client menu selections and these menus include therapeutic modifications as well as monthly educational packages. Including the Company’s Canadian facilities, LTC provides purchasing services to facilities housing approximately 27,000 residents in Canada.

Sources of Revenue

United States

EHSI derives revenue by providing routine and ancillary health care services to residents in its network of facilities, including long-term care services covering nursing care, assisted living and related medical services such as subacute care and rehabilitative therapy. EHSI also derives revenue by providing rehabilitative therapy to outside third parties at its clinics and earns management and consulting revenue from other long-term care organizations.

EHSI generates its revenue from Medicare, Medicaid and private pay sources. The Medicare and Medicaid payors set maximum reimbursement levels for payments for nursing services and products. The health care policies and programs of these agencies have been subject to changes in payment methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursement for nursing services from these sources.

The following table sets forth the sources of revenue by percentage of total revenue.

	Years ended December 31
(%)	2004	2003	2002

Medicare	29.8	27.4	25.7
Private pay	22.9	23.9	24.5
Medicaid	47.3	48.7	49.8

Medicare

Medicare is a federally funded health-insurance program providing coverage for persons aged 65 or older, disabled persons who have been disabled for at least two consecutive years, and persons who have end-stage renal disease. The Medicare program provides reimbursement in two parts, being Part A and Part B.

Part A Medicare is hospital insurance, which provides for reimbursement for inpatient services for hospitals, skilled nursing facilities and certain other health care providers and patients requiring daily professional skilled nursing and other rehabilitative care. Coverage in a skilled nursing facility is limited to a period of up to 100 days, if medically necessary, after a qualifying three-day hospital stay. Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount.

Part B Medicare provides reimbursement for supplemental insurance that requires the beneficiary to pay premiums and covers physician services and other outpatient services, such as physical, occupational, speech therapy services, enteral nutrition, certain medical items, as well as X-ray services received outside of a Part A covered inpatient stay.

Extendicare 2004 Annual Information Form

Under Part A Medicare, the nursing facility is reimbursed based upon the acuity level of the Medicare resident. Acuity is determined by classifying the resident into one of 44 Resource Utilization Groupings, or RUGs categories, based upon the nature of the resident’s condition and services needed. CMS adjusts the Medicare rates for the 44 RUGs categories on October 1st of each year, including an adjustment based upon an inflation factor referred to as the “market basket”. Under Part B Medicare, the nursing facility is reimbursed based upon defined rates established by CMS.

Medicaid

Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Generally, 50% of the funds available under these programs are provided by the federal government under a matching program. Medicaid programs currently exist in all the states in which EHSI operates its nursing homes.

Under the Balanced Budget Act of 1997, the authority of states was broadened to develop their own standards for the establishment of rates. The law requires each state to use a public process for establishing proposed rates, whereby the methodology and justification of rates used are available for public review and comment. With the increased costs associated with post September 11, 2001, many states have had to restrain their budgets of which Medicaid represents a significant portion.

The states in which EHSI operates currently use cost-based or price-based reimbursement systems. Under cost-based reimbursement systems, the facility is reimbursed for the reasonable direct and indirect allowable costs it incurs in providing routine resident care services as defined by the program. In certain states, efficiency incentives are provided and facilities may be subject to cost ceilings. Reasonable costs normally include certain allowances for administrative and general costs, as well as the cost of capital or investment in the facility, which may be transformed into a fair rental or cost of capital charge for property and equipment. The price-based or modified price-based systems pay a provider at a payment rate irrespective of the provider’s cost to deliver the care. Price-based or modified price-based systems may use various methods, such as state averages for a specific base year, to determine the base cost, which then may be subject to inflationary increases.

The reimbursement formulas employed by the state may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional service required to be performed. Many of the prospective payment systems under which EHSI operates contain an acuity measurement, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis.

Private Pay

Private pay revenue consists of revenue from individuals, private insurance companies, health maintenance organizations (HMOs), preferred provider organizations (PPOs), other charge-based payment sources, HMO Medicare risk plans, Blue Cross and the Department of Veterans Affairs.

Assisted Living Facilities

Assisted living facility revenue is primarily derived from private-pay residents at rates EHSI establishes based upon the services it provides and market conditions in the area of operation. Approximately 40 states provide or have approval to provide Medicaid reimbursement for services in assisted living facilities covering board and care.

Extendicare 2004 Annual Information Form

Canada

The fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities, which often set the rates following consultation with the applicable province’s long-term care association. Provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. In Alberta, Saskatchewan, and Manitoba, the government has delegated authority with respect to funding to regional health authorities.

Ontario is ECI’s largest market for both its long-term care and home health care services. Their combined revenue represented approximately 73% of ECI’s total revenue in 2004. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. The cost of providing nursing, programs and food is reimbursed in accordance with scheduled rates. Any deviation in actual costs from scheduled rates is either at ECI’s cost (if actual costs exceed scheduled rates) or is returned to the government (if actual costs are below scheduled rates). ECI receives a fixed amount per resident day for standard accommodation and may retain any excess over costs incurred. Similar to other nursing home providers, ECI is also allowed to bill and retain monies from residents in “preferred accommodation”; $8.00 per day for a semi-private room and $18.00 per day for a private room. Operators are permitted to allocate up to 60% of the facility’s capacity for preferred accommodation. Supplemental funds are also available to nursing centres that are accredited by the Canadian Council on Health Services Accreditation. All of ECI’s owned nursing centres built prior to 2001 qualify for the accreditation funding. Three of ECI’s newly built facilities have been accredited and accreditation for the remaining eight is scheduled to be completed by the end of 2006.

The MOHLTC ranks all long-term care facilities into four categories being “A” through to “D” based upon whether the facility meets certain design standards (“A” is the highest and represents newly built facilities). The MOHLTC provides compliance funding incentives to operators on a per resident day basis equal to $5.00 for “A” facilities, $2.50 for “B” facilities, $1.00 for “C” facilities and provides nothing for “D” facilities. ECI’s 11 new facilities in Ontario are “A” rated facilities and the rest are “C” rated facilities.

Additionally, the new funding policy provides up to $10.35 per bed per day for a 20-year period for each new long-term care facility built as part of the new beds awarded under the MOHLTC new bed program. ECI’s post-1998 newly constructed nursing centres are receiving construction funding of $10.35 per bed per day. At the time a facility opens, a receivable from the government is recorded, which is then applied to reduce the cost of construction.

Provincial funding for ECI’s nursing centres in Alberta, the second highest revenue source province for ECI, is based on a funding system similar to that in Ontario. Whereas, Manitoba sets funding on a per patient day basis with annual adjustments and Saskatchewan funds on a monthly rate per resident basis.

Extendicare’s Canadian home health care operations, conducted through ParaMed, received approximately 90% of its revenue in 2004 from contracts tendered by locally administered provincial agencies. The remainder of the 2004 revenue was received from private-pay clients.

Extendicare 2004 Annual Information Form

Long-term Care Industry

Aging Population

The aging of the population is a leading driver of demand for long-term care services. According to the 2000 census conducted by the U.S. Census Bureau, there were approximately 34.4 million Americans aged 65 or older, representing 12.4% of the total U.S. population. The U.S. Census Bureau has forecasted the population of Americans aged 65 or older and the percentage of the overall U.S population that this segment represents for the following years: for 2010 – 40.2 million (13.0%); for 2020 – 54.6 million (16.3%) and for 2050 – 86.7 million (20.7%).

The following table indicates that the percentage rate of growth of the overall U.S. population will be approximately 4% every five years from 2005 to 2030 and the segment of the population aged 65 years and older will grow between approximately 10% to 17% every five years for the same period.

	Total U.S.				Total
5-year	Population				Elderly
Period	Growth Rate	65-74	75-84	85+	(65+)

2005-2010	4.5%	14.2%	-0.8%	19.6%	9.7%
2010-2015	4.3%	25.1%	4.0%	11.4%	16.3%
2015-2020	4.2%	19.4%	16.6%	6.5%	16.8%
2020-2025	4.1%	12.3%	27.2%	10.2%	16.3%
2025-2030	4.1%	6.3%	20.6%	19.9%	12.5%

Source: U.S. Census Bureau, International Data Base, published October 10, 2002

Also, according to an August 2003 MetLife Market Survey of Nursing Home report (MetLife Report), approximately 1.6 million or 4.5% of all persons aged 65 and over in the United States were living in a nursing facility in 2000 and this number is expected to increase to approximately 6.6 million, or 8.4% by the year 2050.

In Canada the figures are comparable to those of the U.S. for the proportion of the population aged 65 and over to the total population. According to Statistics Canada the percentage was 12.6% in 2001 and is projected to be 15.9% by the year 2016. Also according to Statistics Canada, the population of seniors (defined as persons over 80 years of age) is expected to increase at a greater rate than the general Canadian population over the period between 2001 and 2026 (an average increase of 3.7% per annum for seniors versus 0.7% for the general population). This result is believed to be due to several factors including the progression of the “baby boom” generation through the demographic cycle and longer life spans. The average age of nursing home residents is in the low to mid-eighties.

Supply/Demand Imbalance

Acquisition and construction of additional nursing facilities are subject to certain restrictions on supply, including government legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Governments limit new supply in order to maintain the financial health of the industry and to ensure funding costs are kept under control. Such restrictions on supply, coupled with an aging population, cause a decline in the availability of long-term beds for persons 85 years of age or older.

In Canada there are estimated to be approximately 291,000 senior housing beds in the six largest provinces (source: Seniors Housing Industry in Canada – Demand and Supply), of which approximately 183,000 are regulated long-term care beds, to serve an over-75 population of approximately 1.6 million (source: Statistics Canada, 2001). To maintain the current ratio of senior housing beds to seniors in the six largest provinces, there will have to be an increase in the number of facilities. There was a shift to awarding new beds in order to meet the increasing demand, particularly in Ontario where a program was implemented to add 20,000 long-term care beds between 1998 and 2004. While these new beds have created a temporary oversupply in some markets, it is expected the continued growth in demand will see these beds absorbed.

Advances in medical technology are enabling the treatment of certain medical conditions outside a hospital setting. As a result, patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour nursing, and a comprehensive array of rehabilitative therapies are increasing. Extendicare believes that such specialty care can be provided in long-term care facilities at a significantly lower cost than in traditional acute care and rehabilitation hospitals.

Extendicare 2004 Annual Information Form

In addition, for an aging population seeking a higher quality living alternative, assisted living facilities offer an array of accommodations and selective long-term care and services on a more cost effective basis for the individual. According to the American Senior Housing Association, the percentage of American seniors aged 65 or older that need assistance with at least one activity of daily living has been approximately 19% for each of the years 1998 to 2001.

Cost Containment Pressures

According to the MetLife Report, the remaining life expectancy of a male aged 65 years has increased to 16.3 years in 2002 from 12.7 years in 1942, while for a female aged 65, this expectancy has increased to 19.2 years from 14.7 years for the same period. As the number of people aged 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, health care costs are expected to rise faster than the availability of resources from government-sponsored health care programs. In response to such rising costs, governmental and private pay sources have adopted cost containment measures that encourage reduced lengths of stay in acute care hospitals. As a result, many patients are discharged despite a continuing need for nursing or specialty health care services, including therapy. This trend has increased demand for skilled nursing care, home health care, outpatient therapy, hospices and assisted living facilities. Extendicare believes that long-term care companies that have information systems to process clinical and financial data, possess an integrated network and are capable of providing a broad range of services, will be in a good position to contract with managed care or other payors.

Changing Family Dynamics

As a result of the growing number of two-income families, the immediate family has become less of a primary source of care for the elderly. At the same time, two-income families are better able to provide financial support for elderly parents so they can receive the care they need in a nursing or assisted living facility. In the United States for example, the parent support ratio (the ratio of individuals over 85 to those 45 to 64 years of age) has increased from 3 to 100 in 1950 to 7 to 100 in 2000, and is expected to reach 22 to 100 by the year 2050. This expected increase is partly due to the fact that, by 1990, approximately 26% of the “baby boom” generation was childless.

Competition

The long-term care industry in the United States is highly competitive with companies offering a variety of similar services. EHSI faces competition both locally and regionally from other health care providers, including for-profit and not-for-profit organizations, hospital-based long-term care units, rehabilitation hospitals, home health agencies, medical supplies and services agencies and rehabilitative therapy providers. Significant competitive factors, which determine the placement of residents in nursing and assisted living centres, include quality of care, services offered, reputation, physical appearance, location and, in the case of private-pay residents, the cost of services. EHSI’s assisted living facility portfolio is relatively new, having been constructed through the mid-to-late 1990’s, and therefore, offer attractive accommodations.

EHSI’s group purchasing and management and consulting groups compete with other similar operations in the long-term care industry.

EHSI also competes with other providers for the acquisition and development of additional facilities. Some of these competitors may accept a lower rate of return and therefore, represent significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to EHSI.

In Canada ECI’s competitors in the long-term care industry include private and public-sector operators. In 2003 one other publicly traded operator commenced operation, increasing the number of publicly traded operators to three in Canada. The ten largest participants in the Canadian seniors housing industry account for approximately 16% of long-term care beds and approximately 34% of retirement home and independent living suites currently operating or in development in the six largest provinces (source: Care Planning Partners Inc. estimates and publicly available information as of September 5, 2003). Extendicare is the second largest private-sector operator of owned and managed nursing facilities. The home health care sector has both for-profit and not-for-profit providers, with ParaMed being one of the largest private-sector operators in Canada.

Extendicare 2004 Annual Information Form

Competitive Strengths

Leading Provider of Long-term Care Services

Extendicare is among the largest providers of long-term care services in North America, based upon the number of beds operated. EHSI is one of the 10 largest long-term care operators in the United States. In Canada, ECI is the second largest private-sector operator of long-term nursing care facilities and through ParaMed, is a major private-sector provider of home health care services. The long-term care industry is highly fragmented. For instance, according to CMS, the 10 largest nursing home companies account for 15.5% of the total nursing home beds in the United States as of April 2003. In Ontario, ECI’s largest market, the Company operates approximately 11% of the long-term care beds.

The scope of the Company’s operations enables it to achieve economies of scale and to pass these savings on to third parties, through the provision of purchasing and information technology support services.

Significant Facility Ownership

Extendicare owns rather than leases a majority of its properties, unlike a number of other long-term care providers. After the ALC acquisition on January 31, 2005, Extendicare owned or operated under capital lease arrangements 339 facilities, or almost 84% of the facilities the Company operated, excluding those it managed. The Company believes that ownership increases its operating flexibility by allowing the Company to: refurbish facilities to meet changing consumer demands; add assisted living and retirement facilities adjacent to its nursing facilities; adjust licensed capacity to avoid occupancy-based rate penalties; divest facilities and exit markets at its discretion; and more directly control its occupancy costs.

The following table depicts ownership and management of facilities operated by EHSI and ECI after acquiring ALC on January 31, 2005:

	United States		Canada		Total
	No. of	Resident	No. of	Resident	No. of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Owned	285	19,313	45	6,079	330	25,392
Leased (1) (2)	65	3,198	9	1,231	74	4,429
Managed	12	969	24	3,663	36	4,632

Total	362	23,480	78	10,973	440	34,453

(1)	Excluding the ALC acquisition, in the United States the average remaining life of 10 of the leases, not including renewal options, range from one to eight years, the average being three years. EHSI retains an option to purchase the leased property for four of the 10 leased facilities. The terms of the other 55 leases acquired through the ALC acquisition are currently under negotiation.

(2)	The nine leased facilities in Canada are operated by ECI under 25-year capital lease arrangements.

Focus on Core Business

The Company is very focused on its core skilled nursing and assisted living facility operations, while continuing to grow its complementary long-term care services. EHSI is in the midst of a construction program to expand its assisted living facilities and nursing facilities and ECI in March 2004 opened the last of its 11 new Ontario nursing homes resulting from the Government of Ontario program. Also, over the past several years the Company has successfully identified and divested business segments or properties that did not fit its core operations. Nursing and assisted living centre revenue represented 89.5% of total revenue of the Company for the year 2004 and if ALC’s revenue for 2004 was included, it would represent almost 91% of total revenue.

Extendicare 2004 Annual Information Form

Geographic Diversity

In the United States, including the ALC acquisition, EHSI operates or manages facilities located in specific markets across 19 states primarily throughout the Northeast, Midwest, and Northwest regions, as well as in the states of Texas and Arizona. No state contains more than 14% of EHSI’s facilities or 17% of its beds. Each state is unique in terms of its competitive dynamics as well as its political and regulatory environment. Each state administers its own Medicaid program, which constitutes a significant portion of EHSI’s revenue. EHSI’s diversified market scope limits its exposure to events or trends that may occur in any one individual state, including changes in any state’s Medicaid reimbursement program or in regional and local economic conditions and demographics.

In Canada ECI operates in the provinces of Ontario, Manitoba, Saskatchewan and Alberta. Ontario represents ECI’s largest market, accounting for 76.1% of its nursing home and assisted living beds operated at December 31, 2004 and 93.7% of ParaMed’s home health care hours provided in 2004. A substantial portion of ECI’s revenue is government funded, and each province administers its own health care programs.

Management Focus on Key Performance Drivers

The Company believes its senior management, as well as its field personnel, are proficient at focusing on the key areas that drive revenue, profit and cash flow. Extendicare’s senior management has identified four critical drivers of operating and financial performance, which are: improving census, particularly increasing U.S. Medicare census in the nursing homes; increasing cash flow from operations through expedited billing and collections and other initiatives; controlling labour and other costs; and diversification within the long-term care industry through expansion of facilities under management and consulting agreements and the expansion of rehabilitation clinics.

In the United States EHSI’s average occupancy rate for skilled nursing facilities improved to 91.8% in 2004 from a 91.5% occupancy rate for 2003 and 90.3% in 2002. The percentage of EHSI’s Medicare residents to total nursing home residents was 16.5% in 2004, which was an improvement from 15.5% for 2003 and 13.4% for 2002.

Through consistent emphasis on admissions protocols, attention to older and larger outstanding account balances and proactive collection efforts at regional and head offices, Extendicare has continued to improve its accounts receivable management. Days of revenue outstanding have dropped from approximately 45 days in 2001 to 30 days as of December 31, 2004.

In Canada, where the supply of long-term care beds historically has been very restricted, nursing home operators typically enjoy higher occupancy levels than in the United States. ECI’s average occupancy, excluding the impact of filling new homes, was 97.4% in 2004, 98.0% in 2003 and 98.3% in 2002.

Dual U.S. Medicare and Medicaid Certification

Extendicare has certified substantially all of its beds in the United States for the provision of care to both Medicare and Medicaid patients. Management believes that dual certification in nursing facilities increases the likelihood of higher occupancy by increasing the availability of beds to patients who require a specific bed certification. In addition, dual certification allows EHSI’s facilities to easily shift patients from one level of care and reimbursement to another without physically moving the patient.

Extendicare 2004 Annual Information Form

Experienced and Proven Management Team

Extendicare’s management team has demonstrated competency in dealing with significant change, particularly with regards to the challenging U.S. environment, when the implementation of Medicare PPS significantly reduced funding levels. Management identified early on, and successfully implemented strategies to exit the Florida and Texas nursing home markets in light of the extremely litigious environments in those states. In 2004 management significantly reduced the U.S. long-term debt and through a new debt issue reduced the Company’s weighted average cost of borrowing. In 2002 management was also successful in issuing new debt in the U.S. thereby enabling the Company to refinance its U.S. senior debt. Also management executed a planned divestiture program that further reduced long-term debt and reduced its debt to equity ratios, putting the Company in a much stronger financial position. In Ontario, when the government introduced the new long-term bed build program in 1998, management submitted successful bids resulting in Extendicare being one of the top award winners. During these challenging times, the Company has been successful in recruiting experienced management staff from the competition, further strengthening its already experienced executive and operating management team.

Business Strategy

United States

Provide Quality, Clinically Based Services

EHSI, through its corporate clinical services group, monitors quality of care indicators and survey results, and strives for continuous quality improvement at the facility and regional levels. Focus review meetings are held on a regular basis to monitor trends in facilities and to communicate new protocols and industry issues. The corporate clinical services group directs an internal team of field-based quality validation specialists who are responsible for emulating the regulatory survey process and regularly communicating with its outcomes management specialists in corporate office. On-site data is integrated with clinical indicators, facility human resource data and state regulatory outcomes to provide a detailed picture of problems, challenges and successes in achieving performance at all levels of the organization. This information pool allows management to determine best practices for duplication in similarly situated facilities. EHSI emphasizes these programs when marketing its services to acute care providers, community organizations and physicians in the communities it serves.

Increase Medicare Census

EHSI continues to develop and implement strategies and capabilities to attract residents, with a focus on increasing Medicare census in its nursing facilities. In 2004 Medicare payments represented 29.8% of its total revenue, up from 27.4% in 2003 and 25.7% in 2002. Senior management continually works with its regional and local management teams to develop strategies to continue to increase this percentage. For example, strategies such as focused marketing efforts, standardized admissions protocols, streamlined admitting procedures, dual certification of beds and improved management communication have driven this improvement. In addition to increasing the profitability of nursing facilities, higher Medicare census expands the market for ancillary services, such as therapy.

Expand Non-government Based Revenue Sources

By increasing the level of non-government based revenue sources, EHSI reduces its risk of reliance on government sources of revenue, which may in the future continue to be constrained. In addition, as future generations are expected to have increased wealth and an increased choice of long-term care alternatives, EHSI’s goal is to target these opportunities. Through both its internal growth program involving the construction of assisted living facilities, and more recently, the acquisition of ALC, EHSI will increase the level of non-government based revenue sources. Based upon ALC’s annual revenues for the period ending December 31, 2004, EHSI’s percentage of non-government based revenue sources is expected to increase from 23% to 31%.

Extendicare 2004 Annual Information Form

Leverage Presence in Small Urban Markets

EHSI geographically clusters its long-term care facilities and services in small urban markets in order to improve operating efficiencies and to offer a broad range of long-term care and related health services, including assisted living services. It is anticipated that future expansion of owned nursing facilities will come from the selective acquisition and construction of facilities in areas that are in close proximity to existing facilities, where management is experienced in dealing with the regulatory and reimbursement environments, where the facility can participate as an active member of the nursing facility association and where the facility’s reputation is established.

Actively Manage the Asset Portfolio

EHSI continually reviews its asset portfolio as to their physical condition, whether the assets are meeting the needs of the marketplace, their financial performance and their long-term outlook. When facilities do not meet EHSI’s performance criteria, or risks within the marketplace increase or litigation risk increases beyond acceptable limits, EHSI exits that marketplace or sells these facilities. Over the past five years, EHSI has disposed of a number of underperforming facilities, including the most recent sale of its nursing and assisted living facilities in Arkansas in 2004, as well as in the past few years exiting the nursing home markets of Florida and Texas, while improving the performance of the balance of its asset portfolio.

Expansion

EHSI also seeks to expand its portfolio of nursing and assisted living facilities in states where it currently operates or that offer attractive reimbursement systems. EHSI plans to expand through both acquisitions and internal growth. Opportunities exist to expand existing facilities, and to develop new assisted living facilities in locations close to existing nursing facilities. EHSI currently employs a very experienced internal design and development team that is well positioned for the design and construction of new facilities.

Plans for expanding EHSI’s operations are developed from sources such as: personal contacts in the long-term care industry; information made available through state and nationally based associations; and investment and financing firms and brokers. All acquisitions and new contracts for management and consulting services involve a process of due diligence in which the operational, building and financial aspects of the undertaking are investigated.

Increase Management and Consulting Services Agreements and Rehabilitation Clinics

EHSI seeks to increase the number of management and consulting contracts with third parties. EHSI has knowledge and expertise in both the operational and administrative aspects of the long-term care sector. Management believes that the increasingly complex and administratively burdensome nature of the long-term care sector, coupled with EHSI’s commitment and reputation as a leading quality operator, will result in a demand for new contracts. Management believes this strategy is a logical extension of EHSI’s business model and competencies and will drive growth without requiring substantial capital expenditures. In 2004 EHSI continued to increase the number of facilities under management or consulting service agreements and raised the number to 89 compared to 58 in 2001. EHSI operated 21 clinics as at December 31, 2004.

Increase Operating Efficiency

EHSI is focused on reducing operating costs by improving its communications systems, streamlining documentation and strengthening the expenditure approval process. EHSI has reduced the duplication of roles at the corporate and regional levels. EHSI continuously seeks to improve its utilization of regional resources by adding management and consulting contracts to its existing regions, thereby enabling the Company to spread the costs of its regional structure over a wider base of operations.

Canada

In Canada the Company’s strategy has been to expand long-term care operations through construction of facilities and to increase contracts for the development and management of facilities for third parties. In March 2004 ECI opened the last of its 11 new Ontario facilities under the Ontario government’s 1998 program to add 20,000 new nursing home beds in the province. The 11 new homes have a capacity of 1,487 residents of which 154 beds were transferred from existing ECI nursing homes and 76 are assisted living units.

Extendicare 2004 Annual Information Form

In addition to constructing its own facilities under the Ontario government program, ECI utilized its expertise to develop, construct and manage long-term care facilities in partnership with the public sector, completing in 2004 the last of five facilities with capacity of 578 beds. ECI has secured the management of these facilities under long-term contracts with terms of up to 30 years.

ECI has leveraged its expertise in managing long-term care facilities as evidenced by the Company’s wide range of health care partnership arrangements, involving public, private and not-for-profit organizations. At December 31, 2004, ECI managed 3,663 beds representing seven public-sector facilities (1,044 beds) and 17 facilities (2,619 beds) for private owners, including 10 facilities (1,857 beds) for a receiver. ECI is the largest private health care organization in Canada with partnerships involving the public hospital sector.

Quality of Care

Commitment to Care

Extendicare’s commitment to excellence emphasizes the corporate philosophy of treating residents with dignity and respect, a philosophy that is implemented and monitored through rigorous standards that management and staff at all levels periodically assess and update. Extendicare has always strived to maintain quality standards above the requirements of government regulations. The Company continues to focus on quality of care and service by introducing and expanding programs and activities, which are supported and appreciated by residents, their families and the staff. The Company aims to remain a destination of choice for those requiring nursing home care. The Company is also progressing with its capital improvement project, which it launched in 2003 to ensure all of its nursing facilities are retrofitted with modern sprinkler systems to protect the health and safety of the residents.

The Company’s commitment to quality care carries over to its Board of Directors, which has established a Quality Standards Committee whose mandate is to monitor management’s responsibilities with respect to service delivery practices and the achievement of certain quality service benchmarks. The Committee’s responsibilities include ensuring that the Company has in place quality assurance processes that meet or exceed best practices; auditing such programs against best practices and reporting outcomes to the Board; and monitoring and providing advice with respect to strategies and approaches in dealing with government regulatory agencies. The Committee, consisting of four directors, conducts meetings at least twice a year in various locations where the Company operates. Such meetings are open to all members of the Board of Directors and include tours of the Company’s nursing and assisted living centres to enable a hands-on assessment of the Company’s quality practices, and to provide Board members with an opportunity to meet and converse with the Company’s employees across all levels of operation.

In the United States EHSI has established a medical advisory board, which includes a medical director representing each of EHSI’s regions. The medical advisory board’s role is to review and attest to the Company’s key clinical protocols, and to review and clarify roles, responsibilities and communication of medical directors with the facilities. Additionally, EHSI’s corporate clinical services department establishes nursing and quality of life standards, monitors issues and trends in the industry, implements its policies and procedures, and conducts periodic pre and post survey reviews. Training programs are developed at the corporate level and implemented in the Company as required.

At the regional level, EHSI’s area directors of care management lead a department that is primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and for providing direction and training for all levels of staff within the nursing and assisted living facilities. The area directors of care management are responsible for developing these programs and standards for all professional disciplines and services provided to EHSI’s customers, including nursing, dietary, social services, activities, ethical practices, mental health services, behaviour management, quality validation and continuous quality improvement.

On a national level, EHSI participates in a “Quality First Initiative” program, which is a voluntary program whose members include major long-term care providers. The objectives of the program are to discuss and promote awareness to enable members to adhere to current regulations, promote clinical outcomes, improve consumer satisfaction and demonstrate a commitment to quality care to the public.

Extendicare 2004 Annual Information Form

In Canada each nursing centre has an advisory board composed of family members of residents. These boards work with administrators to develop ideas on how to provide for the needs of residents. In addition, regional directors are primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and providing direction and training for all levels of the staff within the nursing and assisted living facilities. Continuous Quality Improvement programs ensure that quality of care and services are adhered to in all aspects of resident care.

ECI launched an enhanced quality control initiative aimed at ensuring that seniors continue to receive the highest possible quality of care from its facilities in 2004. The Canadian care initiative included consumer satisfaction surveys, mystery shopper evaluations, compliance hot-lines for employees, residents and their families and an enhanced communication plan called Health Trac aimed at keeping families informed of each resident’s progress. Additionally, the Ontario government has raised the visibility of quality of care standards for all nursing facilities by launching a website that posts each nursing home’s record from the most recent compliance survey.

Employee Training

Training of employees at all levels is an integral part of the Company’s ongoing efforts to improve and maintain quality services. In the United States, each newly employed nursing facility administrator, assisted living facility manager, and director of nursing are required to attend a week of company-provided training to ensure they have an understanding of all aspects of nursing facility operations, including clinical, management and business operations. EHSI conducts additional training for these individuals and all other staff on a regional or local basis. In Canada, each new facility administrator participates in an extensive orientation program covering nursing centre management.

Marketing

United States

Most of EHSI’s long-term care facilities are located in smaller urban communities. EHSI aims to be the provider of choice in the communities it serves. EHSI focuses its marketing efforts predominantly at the local level, believing that the selection of a long-term care facility is strongly influenced by word-of-mouth and referrals from physicians, hospital discharge planners, community leaders, neighbours and family members. The administrator of each long-term care facility is therefore, a key element of EHSI’s marketing strategy and is responsible for developing relationships with potential referral sources. They are supported by a regional team of marketing personnel, who establish the overall marketing strategy, develop relationships with HMOs and PPOs, and provide marketing direction with training and community-specific promotional materials. EHSI’s same-facility nursing home average occupancy increased to 92.1% in 2004 from the 2003 level of 91.4% and 90.1% in 2002. Medicare census on a same-facility basis improved to 16.6% of total nursing census in 2004 from 15.5% in 2003 and 13.3% in 2002.

Canada

In 2004 the last of the Ontario government’s 20,000 new long-term care beds were opened from the program launched in 1998. This program has resulted in a temporary oversupply in the Province and about 24% of the nursing homes are continuing to operate below the 97% threshold required to be eligible for full funding. Before 2004 ECI consistently averaged occupancy above 98% in Ontario but in 2004 Extendicare had four facilities under 97%, which was significantly better than the industry average. Extendicare had only one facility operating below 97% by January 2005.

In order to remain competitive with the influx of these new beds and market pressures in other regions in which it operates, ECI is engaged in upgrades to some of its facilities as well as regular maintenance programs at all its owned facilities. Also, ECI’s Director of Sales and Marketing has created a multi-faceted program focused on developing strategies to market its long-term care facilities in each community. Each facility’s management team is responsible for marketing its facility with support from a regional team including the Director of Sales and Marketing. Additionally, ECI has a customer service training program (Courtesy Attitude Responsibility Excellence, or CARE) that it has implemented in its operations to train all front line workers on how they can contribute to the marketing program and manage customer service expectations in this very competitive market. Extendicare has also improved its website information to assist decision makers in their nursing home selection.

Extendicare 2004 Annual Information Form

Properties

The following table lists by state and province the nursing centres, assisted living and retirement centres, and chronic care units owned, leased and managed by ECI and EHSI at January 31, 2005, which includes the properties acquired from ALC:

			Assisted Living &
	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	No. of	Resident	No. of	Resident	No. of	Resident	No. of	Resident
State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Ohio	29	3,059	19	779	–	–	48	3,838
Pennsylvania	25	2,895	17	649	–	–	42	3,544
Indiana	20	1,937	22	889	–	–	42	2,826
Wisconsin	24	2,024	11	512	–	–	35	2,536
Washington	15	1,552	24	1,018	–	–	39	2,570
Texas	–	–	42	1,688	–	–	42	1,688
Kentucky	18	1,506	1	55	–	–	19	1,561
Minnesota	10	1,276	1	60	–	–	11	1,336
Oregon	3	199	20	703	–	–	23	902
Idaho	2	194	9	344	–	–	11	538
Arizona	–	–	9	400	–	–	9	400
South Carolina	–	–	9	351	–	–	9	351
Nebraska	–	–	9	324	–	–	9	324
New Jersey	–	–	8	312	–	–	8	312
Iowa	–	–	6	224	–	–	6	224
Louisiana	–	–	4	173	–	–	4	173
Delaware	1	120	–	–	–	–	1	120
West Virginia	1	120	–	–	–	–	1	120
Michigan	–	–	3	117	–	–	3	117

Total United States	148	14,882	214	8,598	–	–	362	23,480

Ontario	52	7,761	1	493	1	120	54	8,374
Alberta	14	1,183	–	–	–	–	14	1,183
Manitoba	5	762	–	–	–	–	5	762
Saskatchewan	5	654	–	–	–	–	5	654

Total Canada	76	10,360	1	493	1	120	78	10,973

Total	224	25,242	215	9,091	1	120	440	34,453

In addition:
EHSI operated 21 rehabilitative clinics as follows: Pennsylvania – 11; Wisconsin – 7; Texas – 2; and Ohio – 1; and ParaMed provided its services through 25 locations, substantially all of which were leased, as follows: Ontario – 23; and Alberta – 2.

Extendicare 2004 Annual Information Form

Government Regulations

United States

The provision of institutional care and health care services is subject to heavy regulation by various federal, state and local government authorities in the United States. Failure to comply can result in significant penalties, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on EHSI’s business. Although EHSI believes its operations comply with the laws governing its industry, EHSI cannot guarantee that it will be in absolute compliance with all regulations at all times. Management cannot give assurance that governmental authorities will not impose additional restrictions on the industry or EHSI’s activities that might adversely affect its business.

General Regulatory Requirements

Nursing facilities, assisted living facilities, and other health care businesses are subject to licensure and other state and local regulatory requirements. In order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and related regulations. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, staffing, employee training, physical environment and administration. Nursing and assisted living facilities generally are subject to unannounced annual inspections by state or local authorities for purposes of licensure and in the case of nursing facilities for purposes of certification under Medicare and Medicaid. These surveys also confirm whether a nursing facility continues to meet Medicare and Medicaid participation standards. As at December 31, 2004, all of EHSI’s nursing facilities are licensed under applicable state laws and are certified to participate in either the Medicare program or the Medicaid program, or both.

Nursing Facility Regulation

CMS has established regulations to implement survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes, to determine whether the care provided meets the assessed needs of the individual residents. State agencies conduct the surveys and assess remedies for any cited deficiencies based upon scope and severity. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor-performing facilities from the Medicare or Medicaid programs. Remedies range from: directed plans of correction, in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil monetary penalties of up to US$3,000 per day for deficiencies that do not immediately jeopardize resident health and safety; and, appointment of temporary management, termination from the program and civil monetary penalties of up to US$10,000 for one or more deficiencies that immediately jeopardize resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by CMS prior to implementation.

Facilities with acceptable regulatory histories generally are given an opportunity to correct deficiencies by a certain date, usually within six months. CMS will continue payments and refrain from imposing sanctions within the correction period, unless the facility does not return to compliance within the specified period of time. Facilities with deficiencies that immediately jeopardize resident health and safety and those that are classified as poor-performing facilities are not given an opportunity to correct their deficiencies prior to the assessment of remedies. From time to time, EHSI receives notices from federal and state regulatory agencies alleging deficiencies for failing to comply with all components of the regulations. While EHSI does not always agree with the positions taken by the agencies, it reviews all such notices and takes corrective action when appropriate. Due to the fact that the regulatory process provides EHSI with limited appeal rights, many alleged deficiencies are not challenged even if EHSI does not agree with the allegation.

Extendicare 2004 Annual Information Form

In 2002 CMS launched the Nursing Home Quality Initiative to provide consumers with comparative information about nursing home quality measures, which rates every nursing facility in the U.S. on nine quality of care indicators. These quality of care indicators include such measures as percentages of patients with infections, bedsores and unplanned weight loss and this comparative data is available to the public on the CMS website. EHSI believes that, although the information is important to share with the public and may drive improvements in quality of care in the long-term care industry, the data could be influenced by the level of care and the nature of admissions at any particular facility.

EHSI tries to comply with all applicable regulatory requirements but from time to time some of its nursing facilities have been sanctioned as a result of deficiencies alleged by CMS or state survey agencies and EHSI cannot give assurance that it will not be sanctioned and penalized in the future.

Restrictions on Acquisitions and Construction

The acquisition or construction of nursing facilities, change in licensed bed capacity, and facility closure are subject to state regulation and most of the states in which EHSI currently operates have adopted laws to regulate ownership transfer and expansion of nursing facilities. Approvals must be obtained prior to a change in ownership. Also, certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need, or have moratoriums on increases in licensed bed capacity. Additionally, in most states the reduction of beds or the closure of a facility requires appropriate state regulatory agency approval. EHSI’s nursing facility expansions comply with all state regulations and prior to engaging in any regulated expansion project, EHSI obtains certificates of need, where required.

The acquisition, construction or operation of assisted living facilities is subject to less stringent regulation than nursing facilities and, in the absence of uniform federal regulations, states develop their own regulations. The majority of states have implemented regulations regarding the acquisition, construction and operation of assisted living facilities. Virtually every state has a licensure process, registration process or some other form of regulation that may apply to assisted living providers. Depending on the level of services that an assisted living provider supplies, the provider may be required to obtain a license. Licensure regulations may be based on admission and discharge criteria and the variety and type of services provided. Many states require that potential operators submit building plans and receive state approval prior to construction of an assisted living facility. The approval process when certificates of need are involved is more of a clearance process; however, assisted living facilities must meet a stringent set of building construction and design regulations including the Life Safety Code (NFPA101). State regulators conduct periodic inspections of assisted living facilities that are similar in most cases to their inspections of nursing facilities. As of December 31, 2004, EHSI believes that all of its assisted living facilities are compliant in all material respects with applicable state licensure, building construction and design regulations.

Regulation of Fraud and Related Matters

The U.S. Federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. Also, EHSI participates in federal and state health care programs and therefore it is subject to a variety of federal and state laws that are intended to prevent health care fraud and abuse. These laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal health programs, including Medicare, Medicaid and Department of Veterans Affairs health programs. These laws, which include, but are not limited to, anti-kickback laws, false claims laws, physician self-referral laws and federal criminal health care fraud laws, are discussed in further detail below. Management believes that EHSI and its subsidiaries have been and continue to be in substantial compliance with all of these laws as they apply to its companies.

Extendicare 2004 Annual Information Form

EHSI believes its billing practices, operations and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, EHSI cannot give assurance that a governmental authority will not interpret such requirements in a manner inconsistent with EHSI’s interpretation and application. If EHSI fails to comply, even inadvertently, with any of these requirements, it could be required to alter its operations and/or refund payments to the government. In addition, EHSI could be subject to significant penalties. Even if EHSI successfully defends any action against it for violating these laws or regulations, EHSI would likely be forced to incur significant legal expenses and divert management’s attention from the operation of its business. EHSI cannot reasonably predict whether enforcement activities will increase at the federal or state level or the effect of such on its business and its financial results.

The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service or in return for purchasing, leasing, ordering, recommending or arranging for any good, facility, service or item, for which payment may be made under the federal health care programs. A violation of the illegal remuneration statute could result in the imposition of criminal penalties, including imprisonment for up to five years, the imposition of a fine of up to US$25,000, civil penalties and exclusion from participating in federal health programs.

Recognizing that the law is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services developed regulations addressing those types of business arrangements that will not be subject to scrutiny under the law. These safe harbours describe activities that may technically violate the act, but which are not to be considered illegal when carried on in conformance with the regulations. For example, the safe harbours cover activities such as contracting with physicians or other individuals that have the potential to refer business to EHSI that would ultimately be billed to a federal health program. Failure to qualify for safe harbour protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the anti-kickback statute to determine whether there is intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the safe harbours may result in increased scrutiny by government enforcement authorities. In addition, some states have anti-kickback laws that may apply regardless of whether a federal health care program is involved. Although EHSI’s business arrangements may not always satisfy all the criteria of a safe harbour, EHSI believes that as of December 31, 2004, its operations were in material compliance with federal and state anti-kickback laws.

Under the federal “Stark II” law, physicians are prohibited from making a referral to an entity for the furnishing of designated health services, including therapy services, for which Medicare or Medicaid may pay, if the physician, or an immediate family member of the physician, has a financial relationship, including ownership interests and compensation arrangements, with that entity, and the relationship fails to meet a statutory or regulatory exception to the rule. The penalties for violating this act include denial of payment, additional financial penalties and exclusion from participating in federal health programs. In addition, a number of states have enacted their own versions of self-referral laws.

The Federal False Claims Act and similar state statutes prohibit presenting a false or misleading claim for payment under a federal program. Violations could result in significant civil penalties, treble damages and exclusion from participation in federal programs. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. However, enforcement over the past few years has expanded the traditional scope of this act to cover quality of care issues, especially in the skilled nursing facility industry. In addition to the civil provisions of the False Claims Act, the federal government may use several other criminal statutes to prosecute persons who submit false or fraudulent claims for payment to the federal government.

Extendicare 2004 Annual Information Form

Federal law provides that practitioners, providers and related persons may not participate in most federal health care programs, including the Medicare and Medicaid programs, if the individual or entity has been convicted of a criminal offence related to the delivery of an item or service under these programs or if the individual or entity has been convicted, under state or federal law, of a criminal offence relating to neglect or abuse of residents in connection with the delivery of a health care item or service. Other individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including the following: a conviction related to fraud, related to obstruction of an investigation or related to a controlled substance; licensure revocation or suspension; exclusion or suspension from state or federal health care programs; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; ownership or control by an individual who has been excluded from the Medicaid or Medicare programs, against whom a civil monetary penalty related to the Medicaid or Medicare programs has been assessed or who has been convicted of the crimes; and the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment or exclusion from Medicare or Medicaid programs.

Office of the Inspector General

The Office of Inspector General (OIG) among its other priorities identifies and eliminates fraud, abuse and waste in certain federal health care programs. The OIG has implemented a nationwide program of audits, inspections and investigations and from time to time issues “fraud alerts” to segments of the health care industry on particular practices that are vulnerable to abuse. The fraud alerts inform health care providers of potentially abusive practices or transactions that are subject to criminal activity and reportable to the OIG.

An increasing level of resources have been devoted to investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on health care providers by the Social Security Act and Medicare and Medicaid programs.

Cross Decertification and De-Licensure

In some circumstances, if one facility is convicted of abusive or fraudulent behaviour, then other facilities under common control or ownership may be decertified from participating in Medicaid or Medicare programs. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its “principals” have been barred, suspended or are ineligible or have been voluntarily excluded from participating in federal contracts. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state may be de-licensed if any one or more of the facilities are de-licensed. To date, none of the facilities of either EHSI or its subsidiaries have experienced any cross decertification or de-licensure.

Ongoing Initiatives

There are ongoing initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of some of these health care initiatives, such as the termination of Medicare funding improvements and limitations on Medicare coverage, other pressures to contain health care costs by Medicare, Medicaid and other payors, as well as increased operational requirements in the administration of Medicaid, could adversely affect EHSI. EHSI cannot predict the ultimate content, timing or effect of any health care reform legislation, nor can it estimate the impact of potential legislation on the Company.

Environmental Laws and Regulations

Some federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. If an entity fails to comply with these laws or the related regulations, the entity could be subject to fines, criminal penalties and other enforcement actions. EHSI has developed policies for the handling and disposal of medical, infectious and hazardous waste to assure that each of its facilities complies with those laws and regulations. EHSI incurs ongoing operational costs and capital expenditures to remain in compliance with these laws and regulations; however, the capital expenditures to remain in compliance have not been material to EHSI. As of December 31, 2004, EHSI believes that it substantially complies with applicable laws and regulations governing these requirements.

Federal regulations established by the Occupational Safety and Health Administration impose additional requirements on EHSI with regard to protecting employees from exposure to blood borne pathogens. EHSI believes that it has policies and procedures in place to preclude valid, material actions by this regulatory body.

Extendicare 2004 Annual Information Form

As a result of a number of fires in long-term care facilities in 2003, states are reconsidering the laws governing the requirement for facilities to have sprinklers systems, and some mandated it during 2004. In February 2004, the AHCA reaffirmed its position that nursing facilities nationwide be required to implement sprinkler systems, provided that federal funding and/or low-cost financing is made available for the installation of such systems. Extendicare, recognizing the importance of ensuring the health and safety of its residents, initiated a capital expenditure program in the fall of 2003 to retrofit all its nursing homes with modern sprinkler systems. EHSI plans to complete the installation of sprinkler systems in its remaining 24 nursing facilities by December 2006 at an estimated cost of US$4.5 million.

Health Insurance Portability and Accountability Act

The Health Insurance Portability and Accountability Act (HIPAA), requires EHSI to comply with standards for the exchange of health information within EHSI and with third parties and to protect the confidentiality and security of health data. Specifically, HIPAA standards require: standardization of electronic patient health, administrative and financial data; unique health identifiers for individuals, employers, health plans and health care providers; protection of the privacy of individually identifiable health information; and security standards for protecting the confidentiality and integrity of individually identifiable health information.

The Department of Health and Human Services has three rules mandating the use of new standards with respect to certain health care transactions and health information. The first rule established privacy standards and most entities covered under HIPAA were required to implement the privacy standards by April 2003. The privacy standards are designed to protect the privacy of certain individually identifiable health information. EHSI has updated its policies and procedures, conducted training for its employees on the new standards, and implemented procedures to report violations of the new policies. EHSI believes it is in compliance with the privacy standards.

The second rule established standards for electronic data transactions and code sets. These standards are designed to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner electronically. Effective October 2003, EHSI implemented the new electronic transaction and code sets with all fiscal intermediaries and the states, which accept the new electronic transaction data and code sets.

The third rule governs the security of health information. Compliance with the security regulations is required by April 21, 2005. The security regulations apply only to electronic protected health information, and have four main objectives to: ensure the confidentiality, integrity and availability of protected health information that a covered entity creates, receives, maintains or transmits electronically; protect against any reasonably anticipated hazards that might threaten the security or integrity of electronic protected health information; protect against any unauthorized use or disclosure of electronic protected health information that can be reasonably anticipated; and ensure that the covered entity’s workforce complies with the full range of security measures.

Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the health care industry, it is generally agreed that the implementation of this law will result in additional costs to all health care organizations in the short term. EHSI established a HIPAA task force consisting of clinical, legal, financial and information services professionals to work on the project, and monitor the implementation and compliance to the standards and procedural changes within the organization. At this time, EHSI believes it fully complies with the HIPAA privacy and transactions standards and will be successful in the implementation of the security rules.

Corporate Compliance Program

EHSI’s Corporate Compliance Program was developed to ensure that EHSI achieved its goal of providing a high level of care and service in a manner consistent with all applicable state and federal laws and regulations, and EHSI’s internal standards of conduct. EHSI’s Corporate Compliance Program incorporates the elements included in the guidance issued by the OIG. EHSI’s employees must acknowledge their responsibility to comply with relevant laws, regulations and policies, including its compliance program. EHSI has a Corporate Compliance Officer responsible for administering the Corporate Compliance Program who reports to the Board of Extendicare and EHSI’s Chief Executive Officer.

Extendicare 2004 Annual Information Form

Canada

Provincial legislation and regulations closely control all aspects of operation and funding of nursing facilities in Canada, including the fee structure, the adequacy of physical facilities, standards of care and accommodation, equipment and personnel. In some provinces, the government has delegated responsibility for the funding and administration of long-term care programs to regional health authorities.

In most provinces a license must be obtained from the applicable provincial ministry of health in order to operate a nursing centre. There is almost a universal restriction upon the issuance of new licenses across the country because of the funding implications for governments. When new licenses are issued, it is in response to a deficiency of long-term care beds in a particular region, and some form of public competition for the license is required. There are also provincial regulations regarding the sale and transfer of existing licenses, and while such sales are regular occurrences, authorities take steps to determine the qualifications of the new operator. In addition to the licence procedure, or in some cases in place of, operators in Alberta and Ontario are required to sign service contracts with the provincial government or regional health authority. These contracts specify the services to be provided and the remuneration to be received. Nursing centre licenses and service contracts are subject to annual renewals and do not represent any guarantee of continued operation beyond the term of the license or contract. While it is possible for authorities to revoke a license or cancel a service contract due to inadequate performance by the operator, such actions are rare in Canada and would usually be preceded by a series of warnings, notices and other sanctions. ECI has never had such a license or service contract revoked.

While ECI endeavours to comply with all regulatory requirements in its Canadian nursing facilities, it is not unusual for stringent inspection procedures to identify deficiencies in operations. Every effort is made to correct legitimate problem areas that have been identified.

The environmental laws to which the Company is subject in Canada are similar in effect to the applicable environmental laws in the United States. ECI’s capital expenditure program to retrofit its 26 remaining nursing homes with sprinkler systems is approximately $6.7 million and is expected to be completed by the end of 2005.

In Canada the Personal Information Protection and Electronic Documents Act (PIPEDA) came into effect on January 1, 2004. The PIPEDA establishes rules that require all private-sector organizations operating in Canada that collect, use or disclose personal information in the course of commercial activity to obtain an individual’s prior informed consent to such collection, use and disclosure, subject to certain enumerated exceptions. It applies throughout Canada unless a province enacts similar legislation, which may supersede the PIPEDA in certain circumstances. All of the data protection legislation in Canada imposes obligations on organizations to establish policies and implement practices concerning the handling of personal information, as well as various logistical and administrative obligations. ECI has a designated Privacy Officer as part of the process to ensure its compliance with the legislation.

Employees

At December 31, 2004, Extendicare employed approximately 34,600 people, including approximately: 4,600 registered and licensed practical nurses; 12,500 nursing assistants; 2,000 therapists; 5,900 dietary, domestic, maintenance and other staff; 7,100 Canadian home care professionals and other staff; and 2,500 administrative employees who work at corporate and regional offices and facilities. Including the acquisition of ALC on January 31, 2005, the total number of employees increased to 38,000. In Canada, there are 54 collective agreements covering approximately 8,000 employees represented by 13 different unions, operating under 4 different collective bargaining legislative jurisdictions. In the United States, there are 35 collective agreements with six different unions covering approximately 2,100 employees. The Company believes that its relationship with its employees generally is good.

Investment in Crown Life Insurance Company

Extendicare Inc., through 159524 Canada Inc., owned a 34.8% (1,113,690 shares) common equity interest in Crown Life with a carrying value of $68.5 million at December 31, 2004. Extendicare accounts for its investment in Crown Life on an equity basis. The Company regards its investment in Crown Life as a non-core asset and this investment is subject to a buy-out agreement with Canada Life, a subsidiary of Great-West Life. The final settlement with Canada Life is expected to occur before the end of 2006.

Extendicare 2004 Annual Information Form

Risk Factors

Foreign Currency Translation

The majority of Extendicare’s operations are conducted in the United States, which accounted for over 70% of total revenue in 2004. The U.S. operations are self-sustaining and their revenues and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. As a result, Extendicare’s financial position is subject to foreign currency translation risk, which could adversely impact its operating results. Based upon the Company’s results for 2004, excluding any gains or losses on disposal or impairment of assets, each percent change in the Canadian dollar against the U.S. dollar impacts the Company’s pre-tax earnings by approximately $0.8 million. A similar change in the Canadian dollar would impact the foreign currency translation adjustment account in shareholders’ equity of the balance sheet by approximately $2.7 million. The average exchange rate used to translate the U.S. dollar denominated earnings statement in 2004 was 1.3015; a significant change from the rates of 1.4015 for 2003 and 1.5704 in 2002.

Government Funding

The Company’s earnings are highly contingent on government funding, both in the U.S. and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement systems, or if adopted and implemented, what effect such initiatives would have on the Company. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources. Approximately 75% of the Company’s operating and administrative costs are labour related. Therefore, government funding constraints could have a significant adverse impact on the Company’s results from operations and cash flow.

Government Regulation

All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and/or provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program.

Government agencies have steadily increased their enforcement activity over the past several years. As a result, the Company is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.

U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. There was an investigation concerning resident care and funds received for Certified Nurse Assistant training at EHSI’s Chippewa Falls nursing facility, which arose before the operations were transferred to Lakeside Health L.L.C., under a three-year lease arrangement. In March 2005 EHSI settled with the State of Wisconsin all fines and penalties assessed regarding all of the issues and the amounts agreed upon were within estimates accrued for at December 31, 2004. EHSI is also aware of an investigation by this unit in Kentucky, but this investigation has been inactive for a substantial period of time.

Insurance

Insurance coverage for resident care liability and other risks has been increasingly difficult to obtain or is available at excessive premiums or deductibles. Therefore, the Company self-insures, principally through its two Laurier Indemnity captive insurance companies, for certain risks related to general and professional liability, auto liability, employers’ liability, health benefits and in certain states, workers’ compensation for its U.S. operations. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles, as management deems appropriate, based on the nature and risks of its business, historical experiences, availability and industry standards. The Company obtains an independent actuarial review to assess the adequacy of its resident care liability balance sheet reserves at least once a year.

Extendicare 2004 Annual Information Form

The general and professional liability claims risk is one of the most volatile and significant. In 2000 as a result of the adverse development of claims experienced by the Company and the long-term care industry as a whole, the Company’s per claim retained risk increased significantly. This was mainly due to risk levels associated with the Florida and Texas operations. The Company was successful in exiting these two highly litigious states and thereby limiting future exposure to general liability claims. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. However, changes in the Company’s level of retained risk, and other significant assumptions that underlie management’s estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities as well as the Company’s operating results and liquidity.

The accrual for self-insured liabilities includes estimates of the cost of reported claims and claims incurred but not reported and also reflects estimates of loss based on assumptions made by management, including consideration of actuarial projections. General and professional liability claim payments for any one policy year occur over a period of several years. However, the Company estimates and allocates a current portion of the professional liability claim payments on its balance sheet. Also, the Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

Debt Covenants

EHSI is in compliance with all of its financial covenants as of December 31, 2004. However, there can be no assurance that future covenant requirements will be met. EHSI’s bank lines may be affected by its ability to remain in compliance. If EHSI does not remain in compliance, its ability to amend the covenants or refinance its debt may be affected.

Credit and Interest Rates

The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to limit exposure to increases in market interest rates.

The Company does not enter into derivative instruments, including interest rate swaps and caps, for any purpose other than cash flow hedging purposes. The Company does not speculate using derivative instruments and does not engage in trading activity of any kind.

For the Company’s variable-rate debt, changes in interest rates generally do not impact the market value of the debt instruments, but do affect the Company’s future income and cash flows. At December 31, 2004, the Company had $326.9 million (US$272.0 million) of fixed-rate debt outstanding that had been effectively converted to variable-rate debt using interest rate swaps. Assuming that the outstanding balance of this debt remains constant, each percent change in the six-month LIBOR will result in an annual change in interest expense, and a corresponding change in cash flows, of approximately US$2.7 million. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%.

DIVIDENDS

Preferred share dividends paid per share by Extendicare in each of the past three fiscal years were as follows:

	Preferred Shares
	Class I			Class II
($ per share)	Series 2	Series 3	Series 4	Series 1

2004	0.7243	0.9900	0.7344	0.812
2003	0.8320	0.9900	0.8438	0.936
2002	0.7549	0.9900	0.7653	0.828

On February 22, 2005, the Company’s Board of Directors declared a quarterly dividend of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share, payable on May 16, 2005, to the shareholders of record on April 29, 2005. The last time dividends on the Subordinate Voting Shares or Multiple Voting Shares were paid was in 1991.

Extendicare 2004 Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company’s authorized capital consists of an unlimited number of Subordinate Voting Shares and Multiple Voting Shares without nominal or par value; and an unlimited number of Class I and Class II preferred shares without nominal or par value, issuable in series. The following summarizes certain provisions of the Company’s common shares and preferred shares. This summary is qualified in its entirety by the by-laws of the Company and actual terms and conditions of such shares.

Subordinate Voting Shares and Multiple Voting Shares

Priority

Upon liquidation, dissolution or winding-up of the Company, after payment to the holders of the Company’s preferred shares of the amount or amounts to which they may be entitled, the holders of the Subordinate Voting Shares and the Multiple Voting Shares will be entitled to receive the remaining property of the Company in equal amounts per share.

The provisions of the Subordinate Voting Shares do not entitle holders thereof to deposit them pursuant to an offer made to acquire only the Multiple Voting Shares. However, there is an agreement between The Estate of Janet Day, Kingfield Investments Limited and Scotia Investments Limited to act in concert with one another in all matters and transactions affecting Extendicare and its management, ownership and financial affairs.

In a letter dated November 12, 1991, David J. Hennigar and H. Michael Burns wrote:

“We are writing on behalf of our Families (ourselves and members of our families) regarding the disposition of [Multiple Voting] Shares of [Extendicare] owned or controlled by our Family Group (our Families and companies owned or controlled by them or bound by the agreement between them to act in concert with respect to [Extendicare]). Attached hereto see Schedule A.

We confirm that our Family Group will not sell [Multiple Voting] Shares presently owned by our Family Group to a non-member of our Family Group so as to effect a change of control of [Extendicare] unless an offer is concurrently made to purchase all the [Multiple Voting] Shares of [Extendicare] at the same price and to purchase all the [Subordinate Voting] Shares of [Extendicare] at an equivalent price.

Members of the Family Group reserve the right to sell [Multiple Voting] Shares to other members of the Family Group.”

Schedule A to the letter sets out a list of companies bound by the agreement which, at November 12, 1991, held in the aggregate the equivalent of 11,866,260 Multiple Voting Shares and, as of March 4, 2005, hold in the aggregate 8,389,419 Multiple Voting Shares constituting 70.47% of those shares outstanding and representing 47.72% of the voting rights. The undertaking contained in the letter does not constitute take-over protection or “coattails” for the holders of the Subordinate Voting Shares. Compliance by the members of the Family Group with their undertaking would in many circumstances, were a change of control of Extendicare to occur, result in the holders of Subordinate Voting Shares being offered equivalent consideration to that offered to holders of Multiple Voting Shares; however, there are certain circumstances in which the holders of the Subordinate Voting Shares could be offered less than an equivalent price or not receive an offer at all were a change of control of Extendicare to occur. The letter does not purport to give to the holders of Subordinate Voting Shares a specific right to enforce compliance by members of the Family Group although the appropriate regulatory authorities might either on their own or at the request of holders of Subordinate Voting Shares take action in an attempt to enforce compliance.

Voting Rights

The holders of the Company’s Subordinate Voting Shares or the Multiple Voting Shares are entitled to receive notice of and to attend any meeting of shareholders of the Company, except meetings at which only holders of another class or series of shares are entitled to vote. Subordinate Voting Shares entitle holders to one vote per share. Multiple Voting Shares entitle holders 10 votes per share.

Extendicare 2004 Annual Information Form

Required Approval

Changes in the provisions of the Subordinate Voting Shares or Multiple Voting Shares may only be authorized by resolutions passed by a majority of not less than two-thirds of the votes cast at meetings of the holders of each of the Subordinate Voting Shares and Multiple Voting Shares, voting separately as classes.

Conversion Privileges

The Multiple Voting Shares are convertible into Subordinate Voting Shares on a share-for-share basis. The Subordinate Voting Shares do not carry any conversion privileges.

Dividends

The holders of Subordinate Voting Shares and the Multiple Voting Shares are entitled to receive dividends as and when declared by the Board of Directors, subject to the preference of the Company’s preferred shares. When declared by the Board of Directors, the Subordinate Voting Shares entitle the holders thereof to quarterly preferential dividends, cumulative within each financial year, aggregating 2.5 cents per share in each financial quarter, after which each Multiple Voting Share and Subordinate Voting Share participates equally in all further common share dividends that may be declared.

Class I Preferred Shares

Issuable in Series

The Class I Preferred Shares are issuable from time to time in series with the provisions attaching to each series to be fixed by the Board of Directors prior to issue. Currently, the Company has outstanding: Cumulative Redeemable Preferred Shares, Series 2; Adjustable Dividend Preferred Shares, Series 3; and Adjustable Dividend Preferred Shares, Series 4.

Priority

The Class I Preferred Shares of each series rank equally with one another and are entitled to preference over all other shares of the Company with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Company. Subject to such limitations, the holders of Class I Preferred Shares shall be entitled to receive an amount equal to $25.00 per share together with all accrued and unpaid cumulative dividends thereon. After payment of such amounts the holders of Class I Preferred Shares will not be entitled to share in any further distribution of property of the Company. If the property of the Company is insufficient to pay in full the amount due on all the Class I Preferred Shares, then such property will be applied firstly to the payment, pro rata, of an amount equal to the price at which each series of Class I Preferred Shares was issued and the premium thereon, if any, and secondly to the payment, pro rata, of an amount equal to dividends accrued and unpaid thereon.

No Class I Preferred Shares or shares of a class ranking prior to or on a parity with the Class I Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company may be issued if the Company is in arrears in the payment of dividends on any outstanding series of Class I Preferred Shares without the approval of the holders of the Class I Preferred shares given in the manner outlined under “Required Approval”.

Voting Rights

The holders of each of the series of the Class I Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Company unless the Company shall have failed to pay eight consecutive quarterly dividends on such series of Class I Preferred Shares. In that event, and so long as any dividends on such shares remain in arrears, the holders of such shares will be entitled to receive notice of and to attend meetings of shareholders at which directors are to be elected and will be entitled, voting separately as a class with all other holders of Class I Preferred Shares who have such right, to one vote for each share held for the election of one director.

Extendicare 2004 Annual Information Form

Required Approval

The approval of the holders of each of the series of the Class I Preferred Shares as to any matter in respect of which their approval is required shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least two-thirds of such shares outstanding or by a resolution passed at a meeting of holders of such shares duly called and held for such purpose by the affirmative vote of not less than two-thirds of the votes cast at such meeting.

Any modifications to the provisions of either the Series 3 or Series 4 Preferred Shares may be carried out only if such action affects the shares of both series in the same manner and at the same time.

Redemption Privileges

Each of the outstanding series of Class I Preferred Shares is redeemable at $25.00 per share at the option of the Company. Furthermore, the provisions of the Series 2 Preferred Shares contain an annual purchase obligation, whereby the Company is obliged to make its best efforts to acquire 71,637 of the Series 2 Preferred Shares annually on the open market at prices not exceeding $25.00 per share plus accrued and unpaid dividends and costs to purchase.

Conversion Privileges

Conversion privileges exist on each of the Series 3 and Series 4 Preferred Shares. The Series 3 Preferred Shares are convertible into Adjustable Dividend Preferred Shares, Series 4 on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof. Likewise, the Series 4 Preferred Shares are convertible into Series 3 Preferred Shares on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof.

Dividends

The holders of the Company’s preferred shares are entitled to receive cumulative preferential cash dividends as and when declared by the Board of Directors. The following summarizes the determination of the dividends for each series.

Cumulative Redeemable Preferred Shares, Series 2 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 71% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date.

Adjustable Dividend Preferred Shares, Series 3 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of an interest rate to be determined every five years by reference to yields on selected Government of Canada bonds. The rate has been set at 3.96% for the period commencing February 16, 2001, and ending February 15, 2006.

Adjustable Dividend Preferred Shares, Series 4 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date.

Class II Preferred Shares

Issuable in Series

The Class II Preferred Shares are issuable from time to time in series with the provisions attaching to each series to be fixed by the Board of Directors prior to the issue. Currently, the Company has outstanding Class II Preferred Shares, Series 1.

Extendicare 2004 Annual Information Form

Priority

The Class II Preferred Shares of each series rank equally with one another, subordinate to the Class I Preferred Shares and in priority to the common shares with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of the Company. Subject to such limitations, the holders of Class II Preferred Shares, Series 1 shall be entitled to receive an amount equal to $25.00 per share together with all accrued and unpaid cumulative dividends thereon. After payment of such amounts the holders of such shares will not be entitled to share in any further distribution of property of the Company.

With the exception of conversions or exchanges of Class I Preferred Shares of one series for another series, no Class II Preferred Shares or shares of a class ranking prior to or on a parity therewith with respect to the payment of dividends or distribution of assets may be issued if the Company is in arrears in the payment of dividends on any outstanding series of Class II Preferred Shares, without the approval of the holders.

Voting Rights

The holders of the Class II Preferred Shares, Series 1 are not entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Company unless the Company shall have failed to pay 24 consecutive monthly dividends on such shares. In that event, and so long as any dividends on such shares remain in arrears, the holders of such shares will be entitled to receive notice of and to attend meetings of shareholders at which directors are to be elected and will be entitled, voting separately as a class with all other holders of Class II Preferred Shares who have such right, to one vote for each share held for the election of one director.

Required Approval

The approval of the holders of the Class II Preferred Shares as to any matter in respect of which their approval is required shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least two-thirds of such shares outstanding or by a resolution passed at a meeting of holders of such shares duly called and held for such purpose by the affirmative vote of not less than two-thirds of the votes cast at such meeting. Unless the terms of any particular series provide to the contrary, the holders of Class II Preferred Shares are not entitled to vote separately as a class or series, or to dissent in respect of, any proposal to amend the articles of the Company to (i) increase or decrease any maximum number of authorized shares of the class, or increase any maximum number of authorized shares of a senior class, (ii) effect an exchange, reclassification or cancellation of all or part of the shares of the class, or (iii) create a new class equal or superior to the shares of the class.

Redemption and Conversion Privileges

The Class II Preferred Shares, Series 1 are redeemable at $25.00 per share at the option of the Company. There are no conversion privileges with respect to the Class II Preferred Shares, Series 1.

Dividends

The holders of Class II Preferred Shares, Series 1 are entitled to receive monthly cumulative cash dividends in an amount determined by applying $25.00 to one-twelfth of the defined Annual Dividend Rate applicable to that calendar month. The Annual Dividend Rate for a calendar month is calculated with reference to the Canadian prime rate of interest and the defined Calculated Trading Price of the Class II Preferred Shares, Series 1.

Normal Course Issuer Bid

On November 29, 2004, the Company filed a normal course issuer bid to repurchase up to approximately 5% of its issued and outstanding Subordinate Voting Shares, Multiple Voting Shares and Class II Preferred Shares, Series 1. A copy of the document may be obtained by contacting the Corporate Secretary of the Company. See “Normal Course Issuer Bid” in the section “General Development of Business – Three Year History”.

Extendicare 2004 Annual Information Form

Ratings

The senior debt, senior subordinated debt and credit facility of EHSI are rated by an approved rating organization. In April 2004 EHSI’s 2010 Senior Notes were upgraded by Moody’s Investors Service Inc. (Moody’s) from “B2” to “B1”. EHSI’s 2014 Notes issued in April 2004 were assigned a “B-” rating by Standard & Poor’s Ratings Service (S&P) and a “B2” rating by Moody’s. In addition, EHSI’s Credit Facility was assigned a “BB-” and “Ba2” rating, respectively.

The table below summarizes EHSI’s debt credit ratings.

Rating
S&P	Rating	Outlook	Rank *

2010 Senior Notes	B	positive	(15) of 22
2014 Notes	B-	positive	(16) of 22
Credit Facility	BB-	positive	(13) of 22
Issuer rating	B+	positive	(14) of 22

Obligations rated “B” indicate a current capacity to meet the financial commitment on the obligation. However, adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

Obligations rated “BB” are less vulnerable to non-payment than other speculative issues. However, they face major ongoing uncertainties or exposures to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

The plus or minus sign shows relative standing within this rating category.

The “positive” rating outlook means the rating may be raised.

Rating
Moody’s	Rating	Outlook	Rank *

2010 Senior Notes	B1	stable	(14) of 21
2014 Notes	B2	stable	(15) of 21
Credit Facility	Ba2	stable	(12) of 21
Issuer rating	B1	stable	(14) of 21

Obligations rated “B” are considered speculative and are subject to high credit risk.

Obligations rated “Ba” are judged to have speculative elements and are subject to substantial credit risk.

The modifier “1” indicates that the obligation ranks in the higher end of its rating category. The modifier “2” indicates a mid-range ranking.

The “stable” rating outlook means the rating is not likely to change.

*	Numbers in brackets indicate the rank of the rating, with 1 being the highest, 2 being the next, etc.

Debt credit ratings are the current opinion of the rating agency on creditworthiness of an obligor with respect to a specific financial obligation and a specific class of financial obligation for a specific financial program. Ratings take into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated.

Issuer ratings are opinions of the ability of entities to honour senior unsecured financial obligations and contracts.

The “Rating Outlook” assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a Rating Outlook consideration is given to any changes in the economic and fundamental business conditions. An Outlook is not necessarily a precursor of a rating change.

The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation inasmuch as it does not comment as to market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Extendicare 2004 Annual Information Form

MARKET FOR SECURITIES

Trading Price and Volume

All of Extendicare’s common and preferred shares are listed on the Toronto Stock Exchange (TSX). Since 1996, the Company’s Subordinate Voting Shares have been listed on the New York Stock Exchange (NYSE). On November 15, 2004, the TSX trading symbols of the Company’s Subordinate Voting Shares changed from EXE.A to EXE.SV, and its Multiple Voting Shares changed from EXE to EXE.MV. In addition, the Company’s NYSE trading symbol for its Subordinate Voting Shares changed from EXE.A to EXE.

The following tables set forth the monthly price ranges and trading volumes of Extendicare’s common and preferred shares on the TSX for the year ended 2004.

	Multiple Voting Shares			Subordinate Voting Shares			Class I Preferred Shares,
	(TSX: EXE.MV)			(TSX: EXE.SV)			Series 2 (TSX: EXE.PR.B)
2004	High	Low	Volume	High	Low	Volume	High	Low	Volume
Month	($)	($)	Traded	($)	($)	Traded	($)	($)	Traded

12	16.45	14.00	49,487	16.24	14.75	3,250,745	24.75	24.75	671
11	17.90	16.01	46,567	17.40	15.80	2,592,053	25.00	24.75	4,035
10	16.99	16.18	75,824	16.93	15.52	2,598,368	29.75	27.00	357
09	18.00	15.27	64,470	17.09	15.18	3,220,201	32.00	24.75	4,196
08	16.00	14.44	106,218	15.62	14.35	3,443,492	24.75	24.75	7,300
07	15.22	14.10	35,555	14.95	13.75	3,229,815	24.75	24.75	4,500
06	15.50	14.80	108,272	15.10	14.30	2,542,679	24.78	24.75	700
05	15.95	13.90	179,350	15.85	13.83	4,805,206	24.75	24.75	1,586
04	16.42	14.81	65,853	16.33	14.55	5,147,713	24.75	24.75	950
03	16.04	14.48	91,819	15.98	14.25	5,147,279	25.75	24.75	900
02	15.02	12.85	107,841	15.00	12.90	4,348,171	24.50	24.00	950
01	14.40	12.36	132,657	14.00	12.20	3,076,969	24.00	24.00	214

	Class I Preferred Shares,			Class I Preferred Shares,			Class II Preferred Shares,
	Series 3 (TSX: EXE.PR.C)			Series 4 (TSX: EXE.PR.D)			Series 1 (TSX: EXE.PR.E)
2004	High	Low	Volume	High	Low	Volume	High	Low	Volume
Month	($)	($)	Traded	($)	($)	Traded	($)	($)	Traded

12	20.00	20.00	100	26.00	23.85	1,000	20.35	20.15	1,513
11	22.34	22.34	200	26.00	25.50	280,000	20.70	19.95	4,643
10	22.00	19.75	10,322	24.65	22.50	232,500	21.00	19.85	4,050
09	20.50	19.25	3,800	25.00	25.00	400	20.97	19.72	2,697
08	20.55	20.55	280	25.50	23.00	102,100	21.50	19.01	2,805
07	–	–	–	–	–	–	22.00	21.05	3,116
06	19.66	18.50	2,200	23.50	23.25	1,908	21.99	21.64	900
05	–	–	–	23.50	23.35	4,400	22.14	21.60	2,500
04	21.00	19.51	6,600	23.50	23.25	300	22.23	21.60	894
03	20.75	18.00	3,400	24.50	23.50	1,422	22.60	20.80	24,948
02	–	–	–	25.90	24.00	1,600	23.00	22.00	5,100
01	20.75	19.75	322	–	–	–	22.20	18.80	7,700

Prior Sales

With respect to securities not listed on an exchange, in 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014, at a price of 97.5001% of par to yield 7.23%.

Extendicare 2004 Annual Information Form

DIRECTORS AND OFFICERS

The following tables sets out the full name, province or state, and country of residence, current positions with Extendicare and principal occupations for the past five years of each of the directors and officers of Extendicare.

Name / Residence / Director since / Term of	Current Positions with Extendicare / Principal Occupation
office to expire	for Past Five Years
DAVID J. HENNIGAR CG, F Nova Scotia, Canada Director since: October 8, 1980 Term of office to expire: 2007
Mr. Hennigar is Chairman of Extendicare Inc. and has held this position since 1985. He also holds the positions of Chairman of Annapolis Group Inc. (real estate development and holding company) and of High Liner Foods Incorporated (value added food processor), as well as Chairman and founder of Acadian Securities Inc. (investment dealer). He serves as a director of Crown Life Insurance Company, Scotia Investments Limited and the International Oceans Institute of Canada, as well as of several other private and public companies.

H. MICHAEL BURNS CG, IS Ontario, Canada Director since: March 24, 1978 Term of office to expire: May 5, 2005	Mr. Burns is Deputy Chairman of Extendicare Inc. and has held this position since 1992. He is also President of Kingfield Investments Limited, a director of several private and public companies, including Algoma Central Corp. and Landmark Global Financial Corp., and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare Inc., having served as President (1985 – 1992), Chairman (1984 – 1985), and Chairman and CEO (1980 – 1984).

FREDERICK B. LADLY CG, HR, QS Ontario, Canada Director since: June 6, 1986 Term of office to expire: 2007	Mr. Ladly is Deputy Chairman of Extendicare Inc. and has held this position since 1997. Mr. Ladly is also Vice-Chairman of Crown Life Insurance Company and a director of High Liner Foods Incorporated, as well as a number of other private and public companies. Mr. Ladly is a former executive of Extendicare Inc., having served as Chief Executive Officer (1992 – 1997), and as President and CEO of Extendicare (Canada) Inc. (1984 – 1992).

MEL RHINELANDER Wisconsin, United States Director since: May 2, 2000 Term of office to expire: 2006	Mr. Rhinelander is President and Chief Executive Officer of Extendicare Inc. and serves as a director of Sobeys Inc. He was appointed Chief Executive Officer of Extendicare Inc. in August 2000, following his appointment as President in August 1999. He is also Chairman and Chief Executive Officer of Extendicare Health Services, Inc. (EHSI), and has served as a director of EHSI since 1998. Mr. Rhinelander has been with the Extendicare group of companies since 1977 and has served in a number of senior positions.

DEREK H.L. BUNTAIN A, F, HR, IS Grand Cayman, Cayman Islands Director since: April 26, 1995 Term of office to expire: May 5, 2005	Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients, and President and Chief Executive Officer of Goodman & Company (Bermuda) Limited (investment counsel). He serves as a director of a number of public companies, including Dundee Precious Metals Inc., Eurogas Corporation and Cencotech Inc.

Extendicare 2004 Annual Information Form

Name / Residence / Director since / Term of	Current Positions with Extendicare / Principal Occupation
office to expire	for Past Five Years

SIR GRAHAM DAY CG, F, HR Nova Scotia, Canada Director since: April 26, 1989 Term of office to expire: 2007	Sir Graham Day is Counsel to the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of a number of public and private companies, including Sobeys Inc., Empire Company Limited and Scotia Investments Limited. Sir Graham is a Fellow of the Institute of Corporate Directors and holds the Herbert S. Lamb Chair in Business Education at the Dalhousie University Graduate Business School.

GEORGE S. DEMBROSKI A, IS Ontario, Canada Director since: April 26, 1995 Term of office to expire: May 5, 2005	Mr. Dembroski serves as a director of a number of public and private companies, including Cameco Corporation, the largest independent producer of uranium, Electrohome Limited, Middlefield Bancorp Limited, and Murphy Oil Corporation.

DAVID M. DUNLAP A, HR, QS Ontario, Canada Director since: October 8, 1980 Term of office to expire: 2006	Mr. Dunlap is Chairman of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products and Governor, St. Andrew’s College.

GEORGE A. FIERHELLER A, IS Ontario, Canada Director since: April 21, 1981 Term of office to expire: 2006	Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chair Emeritus of The Greater Toronto Marketing Alliance. In addition, Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade.

DR. SETH B. GOLDSMITH CG, QS Florida, United States Director since: February 23, 1995 Term of office to expire: 2006	Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. He is a former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army.

MICHAEL J.L. KIRBY CG, HR, QS Ontario, Canada Director since: March 11, 1987 Term of office to expire: May 5, 2005	Mr. Kirby is a member of The Senate of Canada. Mr. Kirby also serves as a director on a number of boards, including The Bank of Nova Scotia, Indigo Books & Music Inc., CPI Plastics Group Ltd., Energy Savings Income Fund, MDC Partners Inc., and Brainhunter Inc.

ALVIN G. LIBIN A, F Alberta, Canada Director since: January 20, 1984 Term of office to expire: May 5, 2005	Mr. Libin is President and Chief Executive officer of Balmon Investments Ltd., a management services and investment company. He is Chairman of the Alberta Ingenuity Fund, is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several corporate and community boards. Mr. Libin is also an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

J. THOMAS MACQUARRIE, Q.C. A, F, HR Nova Scotia, Canada Director since: October 8, 1980 Term of office to expire: 2007	Mr. MacQuarrie, Q.C., is a senior partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of Minas Basin Holdings Limited and High Liner Foods Incorporated, as well as of a number of other public and private corporations.

Extendicare 2004 Annual Information Form

Name / Residence / Director since / Term of	Current Positions with Extendicare / Principal Occupation
office to expire	for Past Five Years

CHARLES H. ROADMAN II, MD QS Virginia, United States Director since: August 3, 2004 Term of office to expire: May 5, 2005	Dr. Roadman is the retired President and Chief Executive Officer of the American Health Care Association (1999 – 2004) and the former Surgeon General of the U.S. Air Force (1996 – 1999). Dr. Roadman serves as a director and advisor on a number of boards and associations. His professional memberships include Fellow of the American College of Obstetricians and Gynaecologists, Aerospace Medical Association, and Diplomat – American College of Healthcare Executives.

RICHARD L. BERTRAND Wisconsin, United States	Mr. Bertrand is Senior Vice-President and Chief Financial Officer of Extendicare Inc. He was appointed to his current position in September 2004. Prior to that he was the Senior Vice-President of Development of EHSI. Mr. Bertrand joined the Extendicare group of companies in 1976, serving in various financial capacities during that time.

JILLIAN E. FOUNTAIN Ontario, Canada	Ms. Fountain has been Corporate Secretary of Extendicare Inc. since 1999, and has been a member of the Company’s financial reporting department in various capacities since 1988.

A Audit Committee, CG Corporate Governance and Nominating Committee, F Finance Committee, HR Human Resources Committee, IS Information Systems Committee, QS Quality Standards Committee

At March 4, 2005, the directors and officers of Extendicare as a group beneficially owned, directly or indirectly, or exercised control or direction over 1,274,460 Subordinate Voting Shares and 8,145,300 Multiple Voting Shares of the Company, representing 2.25% and 68.42% of such shares outstanding, respectively, and representing 47.05% of the combined votes.

LEGAL PROCEEDINGS

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of Extendicare.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Trust Company of New York serves as transfer agent and registrar for Extendicare’s Subordinate Voting Shares in New York.

Extendicare 2004 Annual Information Form

MATERIAL CONTRACTS

On November 4, 2004, EHSI entered into a definitive merger and acquisition agreement with ALC to acquire all of the outstanding shares and stock of ALC for US$18.50 per share. On January 31, 2005, the acquisition was approved by ALC’s shareholders and EHSI completed the transaction for cash of approximately US$144.0 million. The acquisition included representations and warranties common to a transaction of this nature.

AUDIT COMMITTEE INFORMATION

Information on the Company’s Audit Committee is disclosed in its Management Information and Proxy Circular dated March 4, 2005.

ADDITIONAL INFORMATION

Extendicare shall provide to any person or company, upon request to the Corporate Secretary of the Company, the following:

(1)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a distribution of its securities:

(i)	one copy of the 2004 Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the Consolidated Financial Statements and Auditors’ Report to the Shareholders of the Company for the financial year ended December 31, 2004, together with one copy of any interim financial statements of the Company subsequent to the Consolidated Financial Statements for the financial year ended December 31, 2004;

(iii)	one copy of the Management Information and Proxy Circular of the Company dated March 4, 2005 for the annual meeting of shareholders to be held on May 5, 2005; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(2)	at any other time, one copy of the documents referred to in paragraphs (1) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from such a person or company who is not a holder of securities of the Company where the documents are furnished by the Company pursuant to this paragraph (2).

Additional information, including remuneration and indebtedness of directors and executive officers, principal holders of the Company’s Multiple Voting Shares and Subordinate Voting Shares, and options to purchase securities is contained in the Management Information and Proxy Circular of the Company for the annual meeting of shareholders to be held on May 5, 2005. Additional information about Extendicare may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. Additional financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the financial year ended December 31, 2004 contained in Extendicare’s 2004 Annual Report to shareholders. A copy of such documents may be obtained from the Corporate Secretary upon request at 3000 Steeles Avenue East, Suite 700, Markham, Ontario L3R 9W2, Tel: (905) 470-5534.

Extendicare 2004 Annual Information Form

Extendicare 2004 Annual Information Form